UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(May 25, 2010)

DIVERSINET CORP.

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(Name of Registrant)

2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5

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(Address of principal executive offices)

1.

Notice of Meeting

2.

Management Information Circular

3.

Annual Report Year Ended December 31, 2009

4.

Form of Proxy

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: MAY 25, 2010

BY: /s/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

DIVERSINET CORP.

NOTICE OF ANNUAL AND SPECIAL

MEETING OF SHAREHOLDERS

TAKE NOTICE THAT the annual and special meeting of shareholders (the “Meeting”) of DIVERSINET CORP. (the “Corporation”) will be held at the offices of the Corporation, 2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario, on Thursday June 24, 2010 at the hour of 3:00 o’clock in the afternoon (Toronto time), for the following purposes:

1.

To consider and receive the financial statements of the Corporation for the year ended December 31, 2009, together with the report of the auditors thereon;

2.

To elect directors;

3.

To appoint auditors and authorize the directors to fix their remuneration;

1.

To consider and, if deemed advisable, approve the issuance of up to 500,000 common shares to Albert Wahbe, the Corporation’s CEO and Chairman;

2.

To consider and, if deemed advisable, approve the issuance of up to 75,000 common shares to each non-management Director (or up to 375,000 common shares in aggregate) as compensation; and

3.

To transact such other business as may properly come before the Meeting or any adjournments thereof.

Holders of common shares who are unable to attend the Meeting in person are requested to sign and return the enclosed form of proxy in the envelope provided for that purpose.

The Corporation’s financial statements for the year ended December 31, 2009, the report of the auditors thereon to the shareholders, a management information circular and a form of proxy are enclosed herewith.

The Board of Directors has fixed the close of business on May 21, 2010 as the record date for the determination of holders of common shares entitled to notice of the Meeting and any adjournments thereof.

The Board of Directors has by resolution fixed the close of business on the second business day preceding the day of the Meeting or any adjournment thereof (excluding Saturdays, Sundays and holidays) as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Corporation or its transfer agent.

DATED at Toronto this 21st day of May 2010

By Order of the

Board of Directors

/s/ Albert Wahbe

Albert Wahbe

Chairman and Chief Executive Officer

Attachments:

Management Information Circular

2009 Annual Report

DIVERSINET CORP.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON THURSDAY JUNE 24, 2010

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of DIVERSINET CORP. (the “Corporation” or “Diversinet”) for use at the Annual and Special Meeting of Shareholders (the “Meeting”) of the Corporation to be held at the time and place and for the purposes set forth in the attached notice of the Meeting (the “Notice of Meeting”).  It is expected that the solicitation will be by mail primarily, but regular employees of the Corporation may also solicit proxies personally.  The cost of solicitation will be borne by the Corporation.  Unless otherwise indicated, all dollar amounts are in U.S. dollars.

The Corporation may also pay brokers or other persons holding common shares of the Corporation (“common shares”) in their own names or in the names of nominees for their reasonable expenses of sending proxies and proxy material to beneficial owners and obtaining their proxies.

No person is authorized to give any information or to make any representations other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized.  Unless otherwise indicated, all dollar references in this Circular are to United States dollars.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers of the Corporation.  A shareholder of the Corporation (“shareholder”) has the right to appoint a person (who need not be a shareholder) to attend and act for the shareholder and on the shareholder’s behalf at the Meeting or any adjournments thereof other than the persons designated in the enclosed form of proxy.  Such right may be exercised by striking out the names of the persons designated in the enclosed form of proxy and by inserting in the blank space provided for that purpose the name of the desired person or by completing another proper form of proxy and, in either case, delivery of the completed and executed proxy to the Corporation or its transfer agent prior to the close of business on the second business day preceding the day of the Meeting or any adjournments thereof (excluding Saturdays, Sundays and holidays).

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space.  If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business then the space opposite the item is to be left blank.  The common shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A shareholder who has given a proxy may revoke it at any time insofar as it has not been exercised.  A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by the shareholder’s attorney who is authorized by a document that is signed in writing or by electronic signature or, if the shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either with the Corporation or its transfer agent, Computershare Investor Services Inc., 100 University Avenue, Toronto, Ontario, M5J 2Y1 at any time up to and including the last business day preceding the day of the Meeting or any adjournments thereof, at which the proxy is to be used, or with the Chairman of such Meeting on the date of the Meeting or any adjournments thereof, and upon either of such deposits the proxy is revoked.  A proxy may also be revoked in any other manner permitted by law.

EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote the common shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them.  In the absence of such direction, such common shares will be voted in favour of the passing of all the resolutions described below.  The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting or any adjournments thereof.  At the time of printing of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting or any adjournments thereof other than the matters referred to in the Notice of Meeting.

NON-REGISTERED HOLDERS

Only registered shareholders or the persons they appoint as their proxyholders are permitted to attend and/or vote at the Meeting.  However, in any case, common shares beneficially owned by a holder (“Non-Registered Holder”) are registered either:

(a)

in the name of an intermediary (“Intermediary”) that the Non-Registered Holder deals with in respect of the common shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)

in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular, the form of proxy, and the 2009Annual Report (collectively, “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of common shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted.  The Non-Registered Holder need not sign this form of proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it as described above; or

(b)

more typically, be given a voting instruction form that must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the common shares they beneficially own.  Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at May 21, 2010, the Corporation had 48,703,459 common shares issued and outstanding.  Each common share entitles the registered holder thereof to one vote at all meetings of shareholders.

All shareholders of record as of the time of the Meeting or any adjournments thereof are entitled either to attend and vote thereat in person the common shares held by them or, provided a completed and executed proxy shall have been delivered to Computershare Investor Services Inc. within the time specified herein, to attend and vote thereat by proxy the common shares held by them.

The Corporation has fixed May 21, 2010, as the record date for the purpose of determining shareholders entitled to receive the Notice of Meeting.  In accordance with the provisions of the Business Corporations Act (Ontario), the Corporation will prepare a list of holders of common shares at the close of business on the record date.  Each holder of common shares named in the list will be entitled to vote at the Meeting or any adjournments thereof the common shares shown opposite the shareholder’s name on the list.

To the knowledge of the directors and executive officers of the Corporation, except as noted below, no person beneficially owns or exercises control or direction, directly or indirectly, over voting securities of the Corporation carrying more than ten (10%) percent of the voting rights attached to any class of outstanding voting securities of the Corporation.  Albert Wahbe, the Chairman and Chief Executive Officer of the Corporation, owns 8,550,000 common shares (representing approximately 17.6% of the issued and outstanding common shares of the Corporation).  Hospital Service Association of Northeastern Pennsylvania (HSA of NEPA) d/b/a Blue Cross of Northeastern Pennsylvania (BCNEPA) owns 6,956,152 common shares (representing approximately 14.3% of the issued and outstanding common shares of the Corporation).  Mr. James B. Wigdale Jr. is the control person of Lakefront Capital Management, LLC, the manager of Lakefront Partners, LLC.  Lakefront Partners, LLC and Mr. Wigdale may be deemed to be acting jointly or in concert in respect to their security holdings of Diversinet.  Together, Mr. Wigdale and Lakefront Partners, LLC currently hold 5,117,284 common shares (representing approximately 10.5% of the issued and outstanding common shares of the Corporation).

Pursuant to a stock purchase agreement dated August 31, 2007 between HSA of NEPA d/b/a BCNEPA and the Corporation, Diversinet granted BCNEPA a right to designate one individual to be nominated for election to the Board of Directors.  BCNEPA, Albert Wahbe, James Wigdale and Lakefront Partners, LLC have entered into a shareholders agreement pursuant to which Albert Wahbe and James Wigdale/Lakefront have agreed for a period of three years to vote their common shares in favour of the election to the Board of Directors of Diversinet of a nominee of BCNEPA.

BUSINESS TO BE TRANSACTED AT THE MEETING

A.

Financial Statements

The consolidated financial statements of the Corporation for the fiscal year ended December 31, 2009 and the report of the auditors thereon form part of the 2009 Annual Report that accompanies this Circular.

B.

Election of Directors

The Board of Directors of the Corporation presently consists of five (5) directors.  The number of directors to be elected at the Meeting has been fixed at five (5) persons.  All of the nominees are now directors of the Corporation and have been directors since the dates indicated below.  Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below.  Management does not contemplate that any of the nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting or any adjournments thereof, it is intended that discretionary authority shall be exercised by the person named in the enclosed form of proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve.  Each director elected will hold office until the close of business of the first annual meeting of shareholders of the Corporation following his election unless his office is earlier vacated.

The statement as to the common shares beneficially owned or over which the nominees for election as directors exercise control or direction hereinafter named is in each instance based upon information furnished by the person concerned.  The names of the nominees for election as directors, their positions with the Corporation, the year they became a director of the Corporation and the number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised is as follows:

Name and Present Principal Occupation	Position with the Corporation	Director Since	Number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised
Albert Wahbe (4) Chairman and Chief Executive Officer Ontario, Canada	Chairman CEO	2006	8,550,000
Ravi Chiruvolu (1)(2)(5) Senior Managing Director, Noribachi Group California, USA	Director	2006	328,562
Greg Milavsky (1)(2)(6) Senior Advisor, Canterbury Park Management Inc. Ontario, Canada	Director	2007	236,895
Philippe Tardif (1)(3)(7) Partner, Borden Ladner Gervais LLP Ontario, Canada	Director	2007	236,895
James B. Wigdale, Jr. (3)(8) Principal, Lakefront Partners, LLC Wisconsin, USA	Director	2005	5,117,284

(1)

Member of the Audit Committee.

(2)

Member of the Compensation Committee.

(3)

Member of the Governance Committee.

(4)

Mr. Wahbe has served as a director and Chairman since July 2006 and CEO since April 2007.  From 1979 to June 2006, Mr. Wahbe was Executive Vice President and Group Head, Global Transaction Banking at Scotiabank, where he led the evolution of e-commerce and e-banking to provide Global Business solutions.  Mr. Wahbe was also CEO of e-Scotia, where he developed Scotiabank’s Internet banking, e-commerce, wireless, telephone banking and smart card technologies for consumers.

(5)

Mr. Chiruvolu has served as a director since July 2006.  Mr. Chiruvolu is currently a Senior Managing Director for the Noribachi Group.  From June 2005 to November 2009 Mr. Chiruvolu was a Managing Director of SKC Capital.

(6)

Mr. Milavsky has served as a director since April 2007.  Mr. Milavsky is currently Senior Advisor of Canterbury Park Management Inc., a private equity firm.  From July 2000 to February 2006, Mr. Milavsky was Managing Director and Group Head of Scotiabank Private Equity Investments.

(7)

Mr. Tardif has served as a director since March 2007.  Mr. Tardif is a Partner at the law firm Borden Ladner Gervais LLP and specializes in securities law and capital markets transactions.  Prior to 2006, Mr. Tardif was a partner at the law firm Lang Michener LLP.

(8)

Mr. Wigdale has served as a director since January 2005.  Mr. Wigdale founded Lakefront Partners, LLC, a money-management firm, in 1998 and is the firm’s Chief Investment Officer.  During the second quarter of 2007, Mr. Wigdale began performing services for Diversinet in a sales capacity for a period of one year to March 31, 2008.  From April to October 2008, Mr. Wigdale provided services on a monthly retainer basis.  During October 2008, Mr. Wigdale completed his services to Diversinet and the parties entered into a Termination and Release Agreement.  The 5,117,284 common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by Mr. Wigdale includes 3,909,462 common shares held by Lakefront Partners, LLC an affiliated entity of Mr. Wigdale.

Pursuant to a stock purchase agreement dated August 31, 2007 between HSA of NEPA d/b/a BCNEPA and the Corporation, until the date that the HSA of NEPA d/b/a BCNEPA ceases to own at least 6,756,757 common shares: (a) HSA of NEPA d/b/a BCNEPA has the right to designate one individual to be included in management’s slate of directors to be proposed to the Corporation’s shareholders for election to the Board of Directors; and (b) the Corporation will use its commercially reasonable efforts to propose such individual to be nominated for election as a director of the Corporation at each meeting of shareholders at which directors of the Corporation are to be elected; provided that the HSA of NEPA d/b/a BCNEPA must exercise this right and select an individual that will not cause the Corporation to be in breach of applicable laws or stock exchange rules.  In light of the ongoing legal proceeding between AllOne Mobile Corporation, AllOne Health Group, Inc. and Diversinet, William Farrell resigned from the Board on December 4, 2009 and HSA currently does not have a Board representative.  HSA has chosen not to exercise its right to designate one individual to be nominated for election to Diversinet’s Board of Directors.

A.

Appointment of Auditors

Shareholders will be asked at the Meeting to approve the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation at remuneration to be fixed by the directors of the Corporation.  KPMG LLP were appointed as the auditors of the Corporation on August 29, 2000.  Unless a shareholder directs that the shareholder’s common shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of proxy intend to vote for the appointment of KPMG LLP, Chartered Accountants as auditors of the Corporation until the next annual meeting of shareholders and to authorize the directors of the Corporation to fix their remuneration.

The only fees paid to KPMG LLP were audit fees.  KPMG LLP billed the Corporation Cdn$127,500 in fiscal 2009 (Cdn$218,000 in fiscal 2008) for professional services rendered for the audit of the annual consolidated financial statements and services that are customarily provided in connection with statutory and regulatory filings related thereto.

D.

Approval of Issuance of Common Shares to a Diversinet Officer

In April 2008, Albert Wahbe, the Chairman and Chief Executive Officer of the Corporation, entered into a three year employment agreement with the Corporation, renewable for a further one year period at the discretion of the Board of Directors.  Mr. Wahbe’s compensation consists of annual salary (from April 1st to March 31st) of up to Cdn$450,000 (payable quarterly in arrears at up to Cdn$112,500 per quarter) and is payable, at the option of the Corporation, through the issuance of up to an aggregate of 300,000 common shares annually, payable on or about the last day of each quarter that the agreement is in effect.  The price per common share is determined based on the closing price (less the maximum discount permitted by the TSX Venture Exchange) on the day prior to the earlier of (i) the issuance of a press release announcing the issuance of the common shares to Mr. Wahbe, and (ii) the date of filing by the Corporation of a shares for debt submission with the TSX Venture Exchange.  Under no circumstances will Diversinet’s quarterly salary obligation to Mr. Wahbe exceed 75,000 common shares.

Mr. Wahbe is also eligible for an annual bonus of up to up to Cdn$300,000 and is payable through the issuance of up to 200,000 common shares annually as determined by Diversinet’s Board of Directors.  Diversinet has the option of paying Mr. Wahbe through the issuance of Diversinet common shares, payable on or about the last day of each year that the agreement is in effect, to a maximum of 200,000 common shares per annum.  The price per common share is determined based on the closing price (less the maximum discount permitted by the TSX Venture Exchange) on the day prior to the earlier of (i) the issuance of a press release announcing the issuance of the common shares to Mr. Wahbe, and (ii) the date of filing by the Corporation of a shares for debt submission with the TSX Venture Exchange.

Mr. Wahbe’s agreement has been approved by the Board of Directors.  The issuance of common shares is subject to (i) acceptance of the TSX Venture Exchange; and (ii) annual ratification by the disinterested shareholders of the Corporation.  Accordingly, pursuant to the policies of the TSX Venture Exchange, the disinterested shareholders of the Corporation will be asked to consider and if thought fit, approve an ordinary resolution of disinterested shareholders, approving the issuance of up to 500,000 common shares (up to 300,000 for salary for the period of April 1, 2010 to March 31, 2011 and 200,000 for bonus payable on or about December 31, 2010) to Mr. Wahbe at the option of the Corporation in satisfaction of cash compensation otherwise payable to Mr. Wahbe.

Recommendation of the Board of Directors

The Board of Directors recommends that shareholders vote in favour of the resolution listed below approving the issuance to Albert Wahbe of up to 500,000 common shares in satisfaction of the cash compensation otherwise payable to Albert Wahbe under his employment agreement.  In order to be effective, the resolution must be passed by the affirmative vote of a simple majority of the votes cast at the Meeting with respect to such resolution, other than votes attached to the common shares owned by Mr. Wahbe.  Unless the shareholder directs that the shareholder’s common shares are to be voted against the issuance of common shares to Mr. Wahbe, the persons named in the enclosed form of proxy intend to vote for such resolution.  Approval of this proposed issuance of common shares would give the Board of Directors authority to issue up to 500,000 common shares as detailed in the employment agreement with Mr. Wahbe described herein.

RESOLUTION OF SHAREHOLDERS APPROVING THE ISSUANCE OF UP TO 500,000 COMMON SHARES TO ALBERT WAHBE

1.

The issuance by the Corporation to Mr. Albert Wahbe of up to 500,000 common shares, as more particularly described in the Corporation’s management information circular dated May 21, 2010, is authorized and approved.  The common shares will be issuable to Mr. Wahbe as follows: (i) up to 75,000 common shares per quarter payable on or about the last day of each quarter that Mr. Wahbe’s agreement is in effect, and (ii) up to 200,000 common shares per year at the discretion of the Board, payable on or about the end of each calendar year based upon meeting targets to be established by Mr. Wahbe and the Board; and,

2.

Any officer or director of the Corporation is authorized, for and on behalf of the Corporation, to execute and deliver such documents and instruments and to take such other actions as such officer or director may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments and the taking of any such actions.

E.

Approval of Issuance of Common Shares to Diversinet Directors

Each of our four non-management directors is entitled to receive annual compensation of up to $50,000 payable by issuance of up to 75,000 common shares.  Diversinet has the option of paying each non-management director through the issuance of up to 75,000 Diversinet common shares (for the period of June 24, 2010 to June 23, 2011), with up to $12,500 payable quarterly in arrears up to 18,750 shares per quarter on or about the last day of each quarter that the director has been elected for.  The price per common share will be not less than the closing price (less the maximum discount permitted by the TSX Venture Exchange) on the day prior to the earlier of (i) the issuance of a press release announcing the issuance of the common shares to non-management directors, and (ii) the date of filing by the Corporation of a shares for debt submission with the TSX Venture Exchange.  Under no circumstances will Diversinet’s annual obligation to each non-management director exceed 75,000 common shares.

Recommendation of the Board of Directors

The Board of Directors recommends that shareholders vote in favour of the resolution listed below approving the compensation of non-management directors of up to $50,000 per year payable by the issuance of up to 75,000 common shares, with up to $12,500 payable quarterly in arrears.  In order to be effective, the resolution must be passed by the affirmative vote of a simple majority of the votes cast at the Meeting with respect to such resolution, other than votes attached to the common shares owned by non-management directors.  Unless the shareholder directs that the shareholder’s common shares are to be voted against the issuance of shares to non-management directors, the persons named in the enclosed form of proxy intend to vote for such resolution.  Approval of this proposed issuance of common shares would give the Board of Directors authority to issue common shares as described herein.

RESOLUTION OF SHAREHOLDERS APPROVING THE ISSUANCE OF COMMON SHARES TO DIRECTORS

1.

The issuance by the Corporation to non-management Directors of up to 75,000 common shares payable quarterly in arrears per non-management director, as more particularly described in the Corporation’s management information circular dated May 21, 2010, is authorized and approved in respect of fees payable for the 12 months ending June 30, 2011; and,

2.

Any officer or director of the Corporation is authorized, for and on behalf of the Corporation, to execute and deliver such documents and instruments and to take such other actions as such officer or director may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments and the taking of any such actions.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation Discussion and Analysis

The Compensation Committee is responsible for reviewing and approving the level of compensation (cash and equity based) and to develop recommendations for stock option grants for approval by the Board of Directors in respect of Diversinet’s senior executives with a view to providing such executives with a competitive compensation package having regard to performance.  Performance is defined to include achievement of the Corporation’s strategic objective of growth, development of the business, enhancement of shareholder value and attainment of annual goals as set by the Board of Directors.  The Compensation Committee is comprised of two directors, Ravi Chiruvolu (Chair) and Gregory Milavsky, both being “independent” pursuant to National Instrument 58-101 (Disclosure of Corporate Governance Practices) of the Canadian Securities Administrators.

The Compensation Committee recognizes that the industry sector in which Diversinet operates is both highly competitive and undergoing significant globalization with the result that there is substantial demand for qualified and experienced executive personnel.  The Compensation Committee considers it crucial that Diversinet is assured of retaining and rewarding its top calibre executives who are essential to the attainment of its long-term, strategic goals.  For these reasons, the Compensation Committee believes the Corporation’s executive compensation arrangements must remain competitive with those offered by other companies of similar size, scope, performance levels and complexity of operations.  Historically, levels of compensation have historically been set based on negotiations between the Corporation and the executive.  The Compensation Committee intends to use published industry salary (including compensation surveys and proxy circulars of public software companies of similar size, scope, performance levels and complexity of operations) to set or change compensation levels in the future.

Annual Compensation (Base Salary Plus Performance Incentives)

The Compensation Committee believes that annual cash and stock compensation should be paid commensurate with attained performance.  The executive cash and stock compensation consists of base compensation and performance incentives.  Base compensation for executive officers is established by considering a number of factors, including the Corporation’s operating results; the executive’s individual performance and measurable contribution to the Corporation’s success, and is ultimately based on Board deliberations and approval.  The Compensation Committee believes that Diversinet’s executive compensation must remain competitive for it to retain talented executives.  Base compensations are typically reviewed annually.

The purpose of annual performance incentive compensation is to provide cash and/or stock compensation that is at-risk on an annual basis and is contingent on the achievement of annual business and operating objectives.  Annual incentives measure business performance and individual performance, and are designed to provide a pay-out scale with high upside opportunity for high performance and zero pay out for low performance.  The Compensation Committee sets targets for executive bonuses each year and the pay out of those bonuses, if any, and at the Board’s discretion, is determined based on input from the Corporation’s operating results and the executive’s measurable contribution to the Corporation’s success.  During fiscal 2009, the CEO and CFO were evaluated on (i) attaining revenue targets of $8 million; (ii) attaining year end cash targets in excess of $10 million; (iii) attaining earnings before interest, depreciation and amortization targets of $800,000; (iv) developing new products/solutions and upgrades to existing products and services to keep up with evolving market demands; (v) executing successful customer deployments and having satisfied end-users; (vi) developing company leadership, sales management, motivation; and (vii) providing ongoing effective policies and controls to govern the day to day operation of the Corporation.

For the year ending December 31, 2009, the Compensation Committee recommended and approved payment of Cdn$100,000 and the issuance of an aggregate of 200,000 common shares to the CEO and CFO out of a potential total bonus pool of Cdn$100,000 and 200,000 common shares or 100% of the potential total bonus pool.  During 2009, the Corporation delivered $8 million in revenues, achieved its first full year of profitability with a net income of $1.9 million and delivered new products that reflect the view of both management and the Compensation Committee that executive bonuses should be based on the factors described above.  There are currently no guaranteed executive bonuses for 2010 or beyond.  Furthermore, subsequent to December 31, 2009, there have been no new decisions or policies that materially affect the compensation paid during 2009.

Stock Option Awards

The Compensation Committee recommends executive stock options under the Diversinet Corp. Amended and Restated Stock Option Plan (the “Plan”) to foster executive officer ownership of common shares, to stimulate a long-term orientation in decisions and to provide direct linkage with shareholder interests.  The Compensation Committee considers prior option grants, the total compensation package, industry practices and trends, the executive’s accountability level, and assumed potential stock value in the future when granting stock options.  The Compensation Committee recommends option amounts to provide retention considering projected earnings to be derived from option gains based upon relatively conservative assumptions relating to planned growth and earnings.  Therefore, the stock option program is intended to serve as an effective and competitive long-term incentive and retention tool for the Corporation’s executives, as well as other key employees.  The exercise prices of stock options granted to executive officers are equal to the fair market value of the common shares on the date of grant.  Therefore, stock options provide an incentive to maximize Diversinet’s profitable growth that ordinarily, over time, should be reflected in the price of the common shares.  In 2009, there were no options to acquire common shares to the Named Executive Officers.  No commitment for stock options awards has been made by the Board for 2010.

Summary Compensation Table

The following table and notes show the executive compensation paid or accrued by Diversinet during the two years ended December 31, 2009 to the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Corporation (“Named Executive Officers”) whose total compensation exceeded Cdn$150,000.

Summary Compensation Table

Name and principal position	Year	Salary	Share awards	Option awards(3)	Non-equity incentive plan compensation		All other compensation	Total compensation
					Annual incentive plans	Long-term incentive plans
Albert Wahbe Chairman, Chief Executive Officer	2009 2008	181,390(2) 154,500(2)	86,000(2) 76,000(2)	– 698,185	– –	– –	68,508 59,112	335,898 987,797
David Hackett Chief Financial Officer	2009 2008	180,785 147,780	– 45,600	– 217,095	95,150 32,840	– –	– –	275,935 443,315
David Annan Chief Technology Officer	2009 2008	190,300 164,200	– 36,480	– 93,745	76,120 26,272	– –	– –	266,420 320,697
Salah Machani SVP, Architecture & Development	2009 2008	171,270 139,570	– 38,760	– 93,745	80,878 27,914	– –	– –	252,148 299,289
John Couse SVP, Business Development	2009 2008	161,755 127,076	– 19,000	– 93,745	91,725 116,922	– –	– –	253,480 356,743

(1)

All compensation awarded to, earned by, paid to, or payable to each Named Executive Officer was in Canadian dollars.  Compensation paid in Canadian dollars but reported in U.S. dollars in this Circular has been converted to U.S. dollars based on December 31, 2008 rate of exchange published by the Bank of Canada of Cdn$1.00 = US$0.8210 and on December 31, 2009 rate of exchange published by the Bank of Canada of Cdn$1.00 = US$0.9515.

(2)

For 2009, salary was calculated through the quarterly issuance of 75,000 common shares at prices of $0.37, $0.55, $0.49 and $0.75, respectively.  For 2008, salary was calculated through the quarterly issuance of 75,000 common shares at prices of $0.40, $0.59, $0.65 and $0.62, respectively.  For 2009, share award was calculated through the issuance of 200,000 common shares at a price of $0.43.  For 2008, share award was calculated through the issuance of 200,000 common shares at a price of $0.38.

(3)

The value of option-based awards was calculated using the Black-Scholes option pricing model.  The assumptions used to determine the stock option compensation cost were as follows – risk-free interest rate of 2.68% (2008 – 3.85%), weighted average expected life of five years, expected dividend yield of 0% and average volatility of 77% (2008 – 89%).

Outstanding Option-Based and Share-Based Awards

The following table shows all awards outstanding to each Named Executive Officer as of December 31, 2009.

Name	Option Awards				Share Awards
	Number of securities underlying unexercised options (#)	Option exercise price	Option expiration date	Value of unexercised in-the-money options	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested
Albert Wahbe	1,500,000 50,000 50,000	0.55 0.49 0.83	April 10, 2013 January 2, 2013 Jul 3, 2012	– 11,375 75,000	1,125,000 6,250 12,500	618,750 3,063 10,375
David Hackett	400,000 50,000 50,000 35,000 25,000	0.60 0.49 0.83 0.83 0.40	May 13, 2013 Jan 2, 2013 Jul 3, 2012 Mar 26, 2012 Jan 13, 2011	45,000 11,375 – – 8,750	100,000 6,250 12,500 4,375 –	60,000 3,063 10,375 3,631 –
David Annan	150,000 50,000 50,000 22,000 50,000	0.60 0.49 0.83 0.83 0.40	May 13, 2013 Jan 2, 2013 Jul 3, 2012 Mar 26, 2012 Jan 13, 2011	16,875 11,375 – – 17,500	37,500 6,250 12,500 – –	22,500 3,063 10,375 – –
Salah Machani	150,000 50,000 50,000 30,000 13,580 2,051 2,855 22,156	0.60 0.49 0.83 0.83 0.83 0.82 0.60 0.40	May 13, 2013 Jan 2, 2013 Jul 3, 2012 May 29, 2012 Mar 26, 2012 Nov 27, 2011 Jul 25, 2011 Jan 13, 2011	16,875 11,375 – – – – 428 7,755	37,500 6,250 12,500 – – – – –	22,500 3,063 10,375 – – – – –
John Couse	150,000 50,000 50,000 10,000 15,000 10,000	0.60 0.49 0.83 0.83 0.83 0.40	May 13, 2013 Jan 2, 2013 Jul 3, 2012 May 29, 2012 Mar 26, 2012 Jan 13, 2011	16,875 11,375 – – – 3,500	37,500 6,250 12,500 – – –	22,500 3,063 10,375 – – –

Value Vested or Earned During the Year

The following table shows the incentive plan awards value vested or earned for each Named Executive Officer as of December 31, 2009.

Name	Option awards – Value during the year on vesting	Share awards – Value during the year on vesting	Non-equity incentive plan compensation – Pay-out during the year
Albert Wahbe	–	267,390	68,508
David Hackett	–	–	95,150
David Annan	–	–	76,120
Salah Machani	–	–	80,878
John Couse	–	–	91,725

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth, as of December 31, 2009, details regarding compensation plans under which equity securities of the Corporation are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding (a)) (c)
Equity compensation plans approved by shareholders	5,637,663	0.61	2,227,150
Equity compensation plans not approved by shareholders	–	–	–
Total	5,637,663	0.61	2,227,150

Stock Option Plan

The Plan was established to compensate substantially all of the Corporation’s directors, officers and employees for services rendered; to provide certain of its directors, officers, employees and consultants with significant additional incentive to promote the Corporation’s financial success; and to provide an incentive to induce able persons to serve or remain on its Board of Directors or to enter into or remain in its employment.  A maximum of 7,864,813 common shares, subject to adjustment, is currently authorized for issuance on the exercise of stock options granted under the Plan.  The common shares reserved for issuance under the Plan have been registered pursuant to registration statements filed by the Corporation on Form S-8.  As of April 30, 2010, options to purchase an aggregate of 5,184,081 common shares, at exercise prices ranging from $0.36 to $1.01 per share, were outstanding under the Plan.  The Plan is intended to comply with Rule 16b-3 of the Securities Exchange Act of 1934, as amended and with the policies of the TSX Venture Exchange.

All of the Corporation’s full-time, salaried employees and members of the Corporation’s Board of Directors are eligible to be granted options.  Individuals who have rendered or are expected to render advisory or consulting services to the Corporation are also eligible to receive options under the Plan.

The Board of Directors administers the Plan.  Grants of options to acquire 50,000 common shares or less may be granted and approved by the Chief Executive Officer and the Chief Financial Officer.  The options may be exercised in such manner as the Board or the Chief Executive Officer and the Chief Financial Officer determines provided that if no determination is made, an optionee may not take up more than 50% of all options granted in any 12 month period.  The Plan does not currently provide for any financial assistance or support by the Corporation to any optionee.  The Compensation Committee has the authority to take all actions under the Plan on behalf of the Board of Directors and the Compensation Committee will have the authority to delegate to the Chief Executive Officer the discretion to approve the grant of options to persons other than Insiders (as defined under the Plan), subject to such limitations as the Board of Directors or the Compensation Committee may impose.

The Board may grant at any time to any eligible person an option entitling such person to purchase common shares in such quantity, at such price, on such terms and subject to such conditions consistent with the provisions of the Plan as may be established by the Compensation Committee on or prior to the date of grant of such option.  The exact terms of the option are contained in an option agreement between the Corporation and the person to whom such option is granted.  Eligible employees are not required to pay anything to receive options.  The exercise price for stock options must be no less than the fair market value of the common shares at the close of trading on the day immediately preceding the date of grant.  Options will expire not later than the fifth anniversary of the date of grant.  An option holder can exercise options from time to time, subject to vesting.  In the event that no specific determination is made by the Board with respect to the vesting provisions, and subject any stock exchange requirements, all of the options granted under the Plan vest in eight equal instalments beginning three months after the grant date and each and every quarter thereafter, and have an exercise price equal to the greater of (i) closing price of the common shares on the trading day immediately preceding the grant date and (ii) the weighted average closing price of the five (5) trading days immediately prior to the grant date.  Upon the death of a participant, vested options will be exercisable for a period of six months by the legal representative(s) of the participant.  Upon termination for cause or thirty days after termination for any other reason, the unvested portion of the options are forfeited.  Subject to the above conditions, the exercise price, duration of the options and vesting provisions are set by the Compensation Committee in its discretion.

The Board of Directors may terminate the Plan at any time; provided that the Board of Directors must obtain the consent of the holder of any option prior to termination if such termination materially and adversely affects the rights of such holder under such options.

Employment Contracts

Albert Wahbe, Chief Executive Officer, is employed pursuant to a written three year employment agreement, effective April 2, 2008, replacing an agreement dated April 2, 2007, which currently provides for an annual base compensation of up to Cdn$450,000, payable in up to 300,000 common shares (75,000 quarterly), bonus of up to Cdn$300,000, payable in up to 200,000 common shares and reimbursement of up to Cdn$72,000 per annum in expenses.  The agreement is renewable after three years at the discretion of the Board and may be terminated upon payment of the remaining balance of the agreement, and payment of 24 months’ salary and bonus upon termination as a result of a change-in-control or a change in responsibilities following a change-in-control within 12 months of a change of control.  All unvested options shall vest upon a change of control.  The employment agreement also contains certain change of control provisions and non-disclosure provisions.  Assuming a triggering event took place on December 31, 2009, Mr. Wahbe would have been entitled to receive total compensation from the Corporation of 500,000 common shares (valued at $375,000 on December 31, 2009) or 1,000,000 common shares (valued at $750,000 on December 31, 2009) relating to termination and termination following a change-in-control, respectively.

David Hackett, Chief Financial Officer, is employed pursuant to a written employment contract, effective April 1, 2008, as amended, replacing an employment agreement effective January 1, 2005, as amended, effective January 1, 2005, which provides for an annual base salary of Cdn$190,000, reimbursement of up to Cdn$18,000 per annum in expenses and a performance bonus of Cdn$100,000, payable upon the achievement of corporate objectives.  The contract provides for payment of twelve months’ salary and bonus upon termination of employment, and payment of 18 months’ salary and bonus upon termination as a result of a change-in-control or a change in responsibilities following a change-in-control within 18 months of a change of control.  All unvested options shall vest upon a change of control.  The employment agreement also contains certain change of control provisions, non-disclosure provisions and is renewable annually, subject to certain termination provisions.  Assuming a triggering event took place on December 31, 2009 Mr. Hackett would have been entitled to receive total compensation from the Corporation of $293,000 or $440,000 relating to termination and termination following a change-in-control, respectively.

David Annan, Chief Technology Officer, is employed pursuant to a written employment contract, effective January 1, 2009, replacing an employment agreement effective January 3, 2005, which provides for an annual base salary of Cdn$200,000 and a performance bonus of Cdn$80,000, payable upon  the achievement of corporate objectives.  The contract provides for payment of six months’ salary upon termination of employment, and payment of 12 months’ salary upon termination as a result of a change-in-control within 12 months of a change of control.  All unvested options shall vest upon a change of control.  The employment agreement also contains certain change-in-control bonuses and non-disclosure provisions.  Assuming a triggering event took place on December 31, 2009, Mr. Annan would have been entitled to receive total compensation from the Corporation of $171,000 or $190,000 relating to termination and termination following a change-in-control, respectively.

John Couse, Senior Vice President, Sales and Business Development, is employed pursuant to a written employment contract dated April 1, 2008, as amended, replacing an employment agreement effective January 3, 2005, which provides for an annual base salary of Cdn$170,000 and a performance bonus consistent with standard terms and conditions in the Diversinet Sales Commission Program.  The contract provides for payment of three months’ salary upon termination of employment or upon termination as a result of a change-in-control within 24 months of a change of control.  The employment agreement also contains certain change-in-control bonuses and non-disclosure provisions.  Assuming a triggering event took place on December 31, 2009 Mr. Couse would have been entitled to receive total compensation from the Corporation of $40,000 relating to termination or termination following a change-in-control, respectively.

Salah Machani, Vice President of Engineering and Chief Architect, is employed pursuant to a written employment contract dated June 1, 2007, as amended, replacing an employment contract effective December 1, 2000.  The contract provides for an annual base salary of Cnd$180,000 and a performance bonus of Cdn$85,000, payable upon the achievement of corporate objectives.  The contract provides for payment of six months’ salary upon termination of employment and payment of 12 months’ salary upon termination as a result of a change-in-control within 6 months of a change of control.  The employment agreement also contains certain change-in-control bonuses and non-disclosure provisions.  Assuming a triggering event took place on December 31, 2009, Mr. Machani would have been entitled to receive total compensation from the Corporation of $85,000 or $171,000 relating to termination and termination following a change-in-control, respectively.

Other Termination and Change of Control Benefits

In addition to the benefits provided by the Corporation as detailed under the ‘Employment Contracts’ section above, the Named Executives are entitled to any payments for medical, health, or other benefits the Named Executive receives immediately prior to termination, for the applicable severance payment period.  Each of the management contracts with the Named Executive Officers contains provisions dealing with non-disclosure, non-competition and intellectual property assignments.

Compensation of Directors

In making recommendations to the Board of Directors relating to director compensation, the Compensation Committee considered directors’ compensation offered by similar companies, its directors’ time commitments and the risks and responsibilities that the directors of the Company assume.  The remuneration due to each Director was calculated consistently with the previous year.  Directors were reimbursed for reasonable travel and other expenses properly incurred by them in attending meetings of the Directors.  Non-management Directors receive annual compensation of $50,000, payable in common shares.  On September 30, 2009 and December 31, 2009 the Corporation issued a total of 168,750 common shares (18,750 each at $0.49 per common share and 18,750 each at $0.75 per common share respectively) to non-management Board members in satisfaction of the annual compensation.  The Board received no compensation during fiscal 2009 for attending meetings of the Board of Directors or a committee of the Board of Directors.

Director Compensation Table

The following table reflects in detail the total compensation earned by the directors of the Corporation (other than a director that is also a Named Executive Officer) for the fiscal year ended December 31, 2009.

Name	Fees earned	Share awards	Option award	Non-equity incentive plan compensation	All other compensation	Total
Ravi Chiruvolu	–	23,250	–	–	–	23,250
Gregory Milavsky	–	23,250	–	–	–	23,250
William Reed	–	9,188	–	–	–	9,188
Philippe Tardif	–	23,250	–	–	–	23,250
James Wigdale, Jr.	–	23,250	–	–	–	23,250

(1)

Mr. Wahbe, Chairman, is currently being compensated as Chief Executive Officer.  See discussion above and “Employment Contracts”.

Directors’ Outstanding Option-Based and Share-Based Awards

The following table shows all awards outstanding to each director (other than any director that is also a Named Executive Officer) as at December 31, 2009.

Name	Option Awards				Share Awards
	Number of securities underlying unexercised options (#)	Option exercise price	Option expiration date	Value of unexercised in-the-money options	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested
Ravi Chiruvolu	50,000 50,000	0.49 0.83	January 2, 2013 July 3, 2012	11,375 –	–	–
Gregory Milavsky	50,000 50,000	0.49 0.83	January 2, 2013 July 3, 2012	11,375 –	–	–
Philippe Tardif	50,000 50,000	0.49 0.83	January 2, 2013 July 3, 2012	11,375 –	–	–
James Wigdale, Jr.	50,000 50,000	0.49 0.83	January 2, 2013 July 3, 2012	11,375 –	–	–

Directors’ Value Vested or Earned During the Year

The following table shows the incentive plan awards value vested or earned for each director (other than any director that is also a Named Executive Officer) as at December 31, 2009.

Name	Option awards – Value during the year on vesting	Share awards – Value during the year on vesting	Non-equity incentive plan compensation – Pay-out during the year
Ravi Chiruvolu	–	23,250	–
Gregory Milavsky	–	23,250	–
William Reed (1)	–	9,188	–
Philippe Tardif	–	23,250	–
James Wigdale, Jr.	–	23,250	–

(1)

Mr. Reed resigned from the Board of Directors on October 28, 2009.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains insurance for its directors and officers against liability in their respective capacities as directors and officers.  The annual premium payable by the Corporation in respect of such insurance is $31,500 and the total amount of insurance purchased for the directors and officers as a group is $5,000,000.  In addition to the premiums, the Corporation is liable to the extent of up to $250,000 per claim under the deductible provisions of the policy.  No claims have been made under these policies to date.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the executive officers, directors, employees or former executive officers, directors or employees of the Corporation or any of its subsidiaries, any proposed nominee for election as a director or any of their respective associates is or has been indebted to the Corporation at any time during the most recently completed fiscal year other than for routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Descriptions of any material interest, direct or indirect, of any informed person of the Corporation, any proposed director of the Corporation and any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries can be found at Item 7-B Related Party Transactions and Item 10-C Material Contracts in the Corporation’s Amended Annual Report for the fiscal year ended December 31, 2009 filed on Form 20-F with the SEC and with the applicable Canadian securities regulatory authorities on March 4, 2010.  This document is available on the SEC website at www.sec.gov and the SEDAR website at www.sedar.com and, upon request, the Corporation will promptly provide the copy free of charge to a security holder of the Corporation.  The address of each person whose interest in each such transaction is disclosed is c/o Diversinet Corp., 2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario, M2J 5B5.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

A description of the Corporation’s corporate governance practices is set out below in response to the requirement of National Instrument 58-101 (Disclosure of Corporate Governance Practices) of the Canadian Securities Administrators (“NI 58-101”).

Board of Directors

The Corporation’s Board presently consists of five directors who are elected annually.  Each director elected will hold office until the close of business of the Corporation’s first annual meeting of shareholders following his election unless his office is earlier vacated in accordance with the Corporation’s by-laws.  The Board has established three standing committees:  the Audit Committee, the Compensation Committee and the Governance Committee.  Committee members are appointed annually following the Corporation’s annual meeting of shareholders.

The Board has delegated to the Chief Executive Officer and senior management the responsibility for day-to-day management of the business of Diversinet, subject to compliance with the plans approved from time to time by the Board of Directors.  In addition to those matters which must be by law or by the Articles of the Corporation be approved by the Board, the Board retains responsibility for significant changes in the Corporation’s affairs such as approval of major capital expenditures, debt and equity financing arrangements and significant acquisitions and divestitures.

The Board oversees the identification of the principal risks of the Corporation’s business and the implementation by management of appropriate systems to manage such risks. The Board reviews from time to time organizational matters such as succession planning. Given current management’s tenure, their vast experience and low turnover, succession planning is not seen as critical at the present time by the Board.  The following directors are “independent” within the meaning of NI 58-101: Ravi Chiruvolu, Gregory Milavsky, and Philippe Tardif.  Albert Wahbe is not independent, as he is Chairman and Chief Executive Officer of the Corporation.  James Wigdale is not independent as he received more than $75,000 in consulting fees from the Corporation in a twelve month period within the last three years.

Directorship

None of the directors is presently a director of any other issuer that is a reporting issuer (or the equivalent) in any jurisdiction.

Orientation and Continuing Education

The Board of Directors of the Corporation takes the following steps to ensure that all new directors receive orientation regarding the role of the Board, its committees and its directors, and the nature and operation of the Corporation.

The first step is to assess a new director’s set of skills and professional background.  This allows the orientation to be customized to that director’s needs since different information regarding the nature and operations of the Corporation’s business will be necessary and relevant to each new director.  Once determined, one or more existing directors, who may be assisted by the Corporation’s management, provide the new director with the appropriate orientation through a series of meetings, telephone calls and other correspondence.

Orientation and education of directors is an ongoing matter.  As such, ongoing informal discussions between management and members of the Board are encouraged and visits to the Corporation’s operations are organized.

Ethical Business Conduct

The Corporation is committed to promote the highest standard of ethics and integrity in the pursuance of all of its activities.  Furthermore, the directors, officers and employees of the Corporation are expected to act and to hold their office with a view to the best interests of the Corporation.  The Corporation expects that all directors shall act in compliance with all laws and regulations applicable to their office as director of the Corporation.

In the event any transactions or agreements occur in respect of which a director or executive officer has a material interest, the matter must be reviewed by the Board of Directors.  The Board may implement any measures that it finds necessary in order to ensure the exercise of independent judgment.  In the event a director has a material interest in any transaction or agreement, such Director will abstain from voting in that regard.

As part of its stewardship responsibilities, the Board of Directors has approved a formal “Code of Business Conduct and Ethics” that govern the behavior of the Corporation’s directors, officers and employees.  Furthermore, the Board of Directors has approved a formal “Whistle Blower Policy” to complement the procedures already existing in the Code of Conduct and Ethics.  The Board monitors compliance with these standards and is responsible for the granting of any waivers from these standards to directors or officers.  Disclosure will be made by the Corporation of any waiver from these standards granted to the Corporation’s directors or officers in the Corporation’s quarterly report that immediately follows the grant of such waiver. No waiver has been granted to date.

Nomination of Directors

The Governance Committee assists the Board of Directors in seeking candidates for membership on the Board of Directors, assessing the corporate governance policies and processes of the Board of Directors and reviewing from time to time the policies of the Board of Directors related to director qualifications, compensation, tenure and retirement.  During 2009, the Governance Committee was satisfied with the composition of the Board and qualifications of the Directors and has not needed to identify new candidates for Board nomination.

Compensation

It is the responsibility of the Compensation Committee to determine the level of compensation and to develop recommendations for stock option grants for approval by the Board of Directors in respect of the Corporation’s senior executives with a view to providing such executives with a competitive compensation package having regard to performance.  For further discussion regarding compensation see the “Compensation Discussion and Analysis” section below.

Assessments

The Governance Committee is responsible for assessing the individual and collective effectiveness of the Board.  Assessments are completed on an informal and ad hoc basis.

ADDITIONAL INFORMATION AND GENERAL

Additional information relating to the Corporation appears on the SEDAR website at www.sedar.com and on EDGAR at www.sec.gov.  A copy of the Corporation’s financial statements and management’s discussion and analysis is available without charge to shareholders upon written request to the Secretary of the Corporation at 2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5.  Financial information is provided in the Corporation’s financial statements and management’s discussion and analysis for the fiscal year ended December 31, 2009.

Management knows of no matters to come before the Meeting or any adjournments thereof other than the matters referred to in the Notice of the Meeting.  However, if any other matters that are not now known to management should properly come before the Meeting or any adjournments thereof, the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

The undersigned hereby certifies that the Board of Directors of the Corporation has approved the contents and sending of this Circular and that a copy of this Circular has or will be sent to each director, each shareholder entitled to the Notice of Meeting to which this Circular relates and the auditor of the Corporation.

DATED at Toronto, Ontario, the 21st day of May, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Albert Wahbe

Albert Wahbe, Chairman and CEO

D i v e r s i n e t

2 0 0 9  A n n u a l  R e p o r t

Dear Fellow Shareholders:

Fiscal 2009 marked another important year for Diversinet as we continued our transition from primarily research and development to actual sales and marketing of one of the most feature-rich and capable secure application platforms for the mobile world.  In 2009, we continued to develop strategic customer relationships, notably in the healthcare sector.

Other significant business and product achievements in 2009 included:

•

In April, the AllOne Mobile Secured by Diversinet product that utilizes our MobiSecure Wallet and Vault won the Info Security Products Guide’s 2009 Global Product Excellence Award for Security Solution for Health.

•

In May, the MyHealth Mobile and AllOne Mobile secured by Diversinet applications were approved and is now available on the Verizon BREW application deck for download.  Also in May, the AllOne Mobile secured by Diversinet product went live, with a mobile consumer direct PHR (personal health record) solution available through Microsoft’s HealthVault.com.

•

In June, Diversinet was awarded an additional United States patent (No. 7,555,460) entitled, “Payment System and Method Using Tokens.”  This patent provides a method for collecting payment over the Internet by a third party for services using secure digital tokens issued by a third party.  The new patent addresses several security and fraud issues related to the use of credit card payments over the internet.  Diversinet’s patent portfolio includes six patents in the U.S., two in Canada, and four in Israel, and 24 patent applications.

•

Also in June, AllOne Mobile secured by Diversinet products went live on the iTunes App Store: AllOne Mobile and mCare.  The mCare application was designed for a U.S. Army pilot program that creates a challenge response secure session with the wounded warrior for real-time interactive feedback.  The AllOne Mobile direct-to-consumer application for Microsoft’s HealthVault became available in August.

•

Following a successful implementation of our U.S. Army pilot, our combined solution will be moved behind the Army’s network firewall and the pilot metrics expanded.  AllOne Mobile’s platform is expected to support the rehabilitation needs of up to 10,000 soldiers in a phased implementation over the next year.

•

In December, we furthered Diversinet’s industry leading innovation in software-based authentication by expanding its offering to include time-based OTP for its MobiSecure SoftToken.  The technology is based on the TOTP Oath specification.  Diversinet’s MobiSecure SoftToken is available for mobile, PC, SMS and as a web browser plugin.  It also supports a wide variety of mobile platforms like J2ME, Blackberry, Windows Mobile, iPhone and Android.  MobiSecure SoftTokens are now available for both time-based or event-based algorithms.

In December 2009, AllOne Mobile commenced discussions with Diversinet to renegotiate its license and revenue sharing agreement.  In January 2010, we received notice from AllOne Mobile that it has commenced a legal proceeding in Pennsylvania seeking the termination of the agreement upon payment of $3,000,000.  We believe that the amounts due under the agreement, if terminated at this time, are substantially greater than the amount claimed.  In 2010, we will continue to focus our efforts with healthcare industry leaders, and work to develop exciting new products and services to meet the growing needs of consumers and businesses for a secure mobile world.

I would like to again thank our shareholders, dedicated staff and business partners for their support over this past year.  I look forward to us working together and building upon the many accomplishments we achieved in 2009.

Regards,

/s/ Albert Wahbe

Albert Wahbe,

Chairman and Chief Executive Officer

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following Management’s Discussion and Analysis (“MD&A”), is intended to help the reader understand the results of operations and financial condition of Diversinet Corp. (“Diversinet” or the “Company”).  The MD&A should be read in combination with our audited consolidated financial statements and the accompanying notes.  We report our audited consolidated financial statements in accordance with Canadian generally accepted principles (“GAAP”).  All dollar amounts in this MD&A are in United States, or U.S. dollars unless otherwise stated.

Certain statements in this MD&A contain words such as “could”, “expects”, “may”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, and other similar language and are considered forward-looking statements or information under applicable securities laws.  These statements are based on our current expectations, estimates, forecasts and projections about the operating environment, economies and markets in which we operate which we believe are reasonable but which are subject to important assumptions, risks and uncertainties and may prove to be inaccurate.  Consequently, our actual results could differ materially from our expectations set out in this MD&A.  In particular, see the Risk and Uncertainties section of this report and our annual report for the year ended December 31, 2009 for factors that could cause actual results or events to differ materially from those contemplated in forward-looking statements.  Unless required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  You are cautioned not to place undue reliance on these statements, which speak only as of the date of this report which is as at March 4 2010.

Please find enclosed the Consolidated Balance Sheets as at December 31, 2009 and 2008, the Consolidated Statements of Net Income (Loss), Comprehensive Income (Loss) and Deficit and the Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007, and the Notes to Consolidated Financial Statements for Diversinet Corp.  Our financial statements have been prepared in accordance with Canadian generally accepted accounting principals (GAAP).  These principles conform in all material respect with U.S. GAAP except as described in Note 14 to our consolidated statements.  Management believes the differences between line items under Canadian GAAP and those under U.S. GAAP are not significant. These differences relate to differences in accounting for stock-based compensation.  All financial figures are in U.S. dollars unless otherwise noted.  The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this annual report.

Overview: Our Business and Strategy

Founded in 1997 and based in Toronto, Canada, Diversinet is a provider of secure application platforms for the mobile world utilizing wireless authentication and access solutions that secure the personal identity, transactions and data of consumers over almost any mobile phone or handheld device.  Diversinet’s reliable, end-to-end MobiSecure Wallet and Vault products provide global, secure and cost effective applications to mobilize personal health records, financial services transactions and identity protection management.  Our scaleable, open mobile security platform enables enterprises and service providers to rapidly develop, deploy and manage next-generation wireless security services.  Our technology simplifies what had previously been a complex set of technical problems in both information security and wireless data communications.  In January 2007, Diversinet introduced new application solutions, MobiSecure Wallet and Vault, to focus on the evolving protection and trust needs of mobile users.  These financial results reflect this shift in focus and the time required to build up a customer base under this new strategy and a rebuilding of the sales and marketing strategy of the Company.

Diversinet’s MobiSecure Strong Authentication enable heath care service providers, identity management service providers, financial service providers, mobile network operators and security service providers to rapidly develop, deploy and manage secure on-line services for mobile device and personal computer users worldwide.  Our MobiSecure soft tokens are securely provisioned and managed and are available on the leading intelligent mobile device platforms, including iPhone, Symbian, Google Android, Microsoft, RIM, Palm and Java-based phones as well as on personal computers running Microsoft Windows.

Diversinet’s MobiSecure Wallet is a client-side secure container application, which can access or hold confidential personal information, such as user identification and access information via fax, email and SMS.  It operates in concert with the MobiSecure Vault, a server-side secure container application, and allows a user to access a host of personal information files.  Personal health records, financial information, payment information, entertainment or loyalty information can be accessed in real time, directly from a user’s mobile phone or other hand-held access device.  The MobiSecure Vault provides large file storage and backup to the MobiSecure Wallet and is accessible through web service interfaces and adaptors.

Diversinet’s combination of client software and wireless provisioning services enables the issuance and management of mobile device authentication tokens and also creates a technology platform from which we can provide an entirely new and powerful set of capabilities in the mobile e-commerce environment in the form of digital identities, digital permissions and wireless wallets.  In addition to providing mobile device security and provisioning solutions, Diversinet deploys an experienced professional services team for application development, consulting, training and technical support.

In September 2008, Diversinet entered into a five year license and revenue sharing agreement (the “Agreement”) with AllOne Mobile Corporation (“AllOne”), a wholly owned subsidiary of AllOne Health Group, Inc. (“AHG”), which in turn is a wholly owned subsidiary of Hospital Service Association of Northeastern Pennsylvania (“HSA”) to cross license certain software and share revenues from the worldwide sales.  (HSA currently owns approximately 14.5% of Diversinet’s common shares.)  On December 4, 2009 we announced that we have commenced discussions with AllOne to renegotiate the Agreement.  On January 20, 2010, AllOne and AHG commenced a legal proceeding in Pennsylvania, seeking the termination of the Agreement upon payment of $3,000,000 to Diversinet.  Although AllOne is contractually obligated to pay minimum quarterly amounts of $1.75 million during 2010 under the Agreement, on February 26, 2010 AllOne indicated to our management that it was not going to make the March 1, 2010 quarterly payment given the legal proceedings initiated by it.  We believe that the amounts due under the Agreement, if terminated at this time, are substantially greater than AllOne and AHG’s claim.  AllOne represented 82% of our 2009 revenues.  Should AllOne and AHG be successful, we will no longer have the annual minimum revenues under the Agreement to rely upon.

Under the terms of the Agreement, Diversinet has provided an exclusive worldwide right to AllOne to sub-license certain Diversinet software in combination with AllOne’s software, in the mobile personal health record market.  The Agreement may be cancelled after the third year if, through no fault of either party, market conditions, law or regulation, or technology make the combined software product obsolete or unable to be sold.  Over the term of the Agreement, Diversinet is required to provide second and third level support as well as two major product upgrades per year.  Under the terms of the Agreement, Diversinet received a minimum commitment fee of $5.5 million in the first contract year.  Thereafter $7 million in years two and three, are payable quarterly in advance.  For health care sales initial amounts received are allocated to AllOne until the minimum commitment fee under the Agreement is met, after which Diversinet and AllOne share revenues according to the Agreement.  To date, the amounts received by AllOne on deployments have not exceeded the minimum commitment fees.  This Agreement replaces the agreement with AllOne Health Group, Inc. signed in August 2007.  Also during the third quarter of 2008, Diversinet completed a $500,000 statement of work for AllOne in regards to work done for the TEPR (Towards the Electronic Patient Record) conference in May 2008.

In July 2008, Diversinet’s common shares were posted for trading on the TSX Venture Exchange on Tier 1 as a technology issuer under the symbol DIV.  Diversinet continues to trade on the OTCBB under the symbol of DVNTF.

In May 2007 we entered into a three year license and value added reseller (“VAR”) agreement with Intersections Inc. (“Intersections”) for our MobiSecure Wallet and MobiSecure Vault mobile secure access solutions.  In December 2008, we amended the license and VAR agreement to change the contract term to November 2010.  This amendment provides for decreased minimum license fees over the next two years of $850,000 and $1,310,000 respectively, payable quarterly in advance.  The minimum license fees clause is cancellable after March 1, 2010 upon 90 days notice.  Therefore the last two payments of $325,000 in each of June and September 2010 could be terminated upon written notice from Intersections.

During the second quarter of 2007, Albert Wahbe, the Company’s Chairman, was appointed Chief Executive Officer.  In April 2008, Mr. Wahbe entered into a three year employment agreement, renewable for a further one year period at the discretion of the Board of Directors.  Mr. Wahbe’s compensation currently consists of salary of up to Cdn$450,000 and is payable through the issuance of up to 300,000 Diversinet common shares annually and bonus of up to Cdn$300,000 and is payable through the issuance of up to 200,000 Diversinet common shares annually as determined by Diversinet’s Board of Directors.  Mr. Wahbe is also entitled to reimbursement of up to Cdn$6,000 per month in expenses.  Furthermore in April 2008, Mr. Wahbe received options to purchase 1,500,000 common shares at $0.55 per share, vesting annually in arrears over a four year period.  During the first quarter of 2008 Mr. Wahbe received 50,000 options.  During 2009 Mr. Wahbe received 300,000 common shares (75,000 per quarter) in compensation as CEO and 200,000 common shares as a bonus payable in 2010.  On June 30, 2008 Mr. Wahbe exercised 2,300,000 share purchase warrants at $0.75 per share for gross proceeds of $1,725,000.  A further 2,300,000 share purchase warrants at $0.90 expired unexercised.

In August 2007 we completed a private placement of 6,756,757 Diversinet common shares at $0.74 per share, for gross proceeds of $5,000,000 to HSA.  HSA currently does not have a board representative, however HSA continues to have the right to designate one individual to be nominated for election to Diversinet’s board of directors.  As at December 31, 2009, HSA owned 6,956,152 common shares, representing approximately 14.5% of the issued and outstanding common shares of the Company.

Selected Annual Information

The selected annual information presented below is based on the audited consolidated financial statements.

For the year ended December 31	2009	2008	2007
Revenues	$7,972,929	$4,614,790	$4,536,983
Net income (loss) for the year	1,910,799	(1,949,333)	(3,432,971)
Basic and diluted income (loss) per share	0.04	(0.04)	(0.09)
Weighted average number of common shares	47,191,669	44,454,008	36,872,086
Dividends declared per share	–	–	–

As at December 31	2009	2008	2007
Cash and cash equivalents	12,667,842	12,075,422	8,394,286
Total assets	13,000,867	12,388,032	8,960,071
Total liabilities	578,786	3,326,395	1,111,924

Operating Results

Year ended December 31, 2009 compared to year ended December 31, 2008

For the years ended December 31, 2009 and 2008, we reported revenues of $7,973,000 and $4,615,000, respectively.  We generated 99% (96% in 2008) of our revenues from the United States, 1% (3% in 2008) from the Asia Pacific region, nil% (1% in 2008) from Canada during the year ended December 31, 2009.  During 2009, we generated 7% (22% in 2008) of our revenues from consulting services and 93% (78% in 2008) from licensing.  We currently generate our revenues from a small number of customers.  The timing of signing customer contracts and the revenue recognition associated with the customer contracts results in volatility in our revenues and operating income.  During 2009, 98% of our revenue came from two customers, AllOne and Intersections (95% in 2008).  While we are endeavouring to increase our customer base, the market that we operate in is still in an evolving stage and our revenue base is still quite small.  Therefore, it is reasonable to expect that our revenue may continue to be concentrated among relatively few customers for the near future.

In September 2008 we entered into a license and revenue share agreement with AllOne Mobile Corporation.  The Agreement replaces a three year licensing agreement entered into with AllOne Health Group Inc. in August 2007.  AllOne is a subsidiary of AHG who in turn is a subsidiary of HSA.  Under the terms of the Agreement, Diversinet has provided an exclusive worldwide right to AllOne to sub-license certain Diversinet software in combination with AllOne’s software, in the mobile personal health record market.  The Agreement has a term of five years and may be cancelled after the third year if, through no fault of either party, market conditions, law or regulation, or technology make the combined software product obsolete or unable to be sold.  Over the term of the Agreement, Diversinet is required to provide second and third level support as well as two major product upgrades per year.  Under the terms of the Agreement, Diversinet received a minimum commitment fee of $5.5 million in the first contract year, and is entitled to receive $7 million in years two and three.  The Company has concluded that the Company’s commitment to deliver major product upgrades meets the definition of an unspecified additional software product and as a result the entire arrangement would be accounted for as a subscription.  Under subscription accounting, the fee would be recognized ratably over the non-cancelable term of the arrangement beginning with the delivery of the first product.  During 2009 this agreement generated $6,500,000 (2008 - $2,167,000) in revenue.

Our cost of revenues primarily represents the direct costs associated with customer support, training and implementation, and consulting services related to services performed under contract with our customers.  There are no significant costs associated with the manufacturing of our software.  The Company does not allocate any indirect costs such as facilities, sales commissions and administrative costs to cost of revenues.  Costs of revenues were $175,000 (gross margin of 98%) for the year ended December 31, 2009 compared to $308,000 (gross margin of 93%) for 2008.  The Company is able to effectively redeploy its employees between its research and development projects, sales and marketing activities and customer service contracts on a continuous basis, thereby the cost of revenues only represents costs related to employees while they are actively involved in performing services under contracts.

Research and development expenses includes compensation of software development teams working on the continuing enhancement of our products, quality assurance and testing activities as well as legal costs incurred for patent registration activities and direct administrative costs incurred by the department.  The Company does not include an allocation of general operating expenses to its research and development expenses.  Research and development expenses were $3,352,000 for the year ended December 31, 2009 compared to $2,602,000 for 2008.  The increase in research and development costs in 2009 was largely due to the increase of 13% in head count (from 28 to 32 people) in this department.  In 2009, product developments costs of $54,000 ($252,000 in 2008) were reallocated from research and development to cost of revenues as the development department redeployed its resources to perform professional services work to modify our products as required under our customer agreements.

Sales and marketing expenses include compensation of sales (salary and commissions) and marketing personnel, public relations and advertising, trade shows, marketing materials and direct operating expenses incurred by the sales and marketing department.  The Company does not include an allocation of general operating expenses in its sales and marketing expenses.  Sales and marketing expenses were $1,448,000 for the year ended December 31, 2009 compared to $1,862,000 for 2008.  The decrease in 2009 of the sales and marketing expenses is related mainly to a decrease in overall salaries of $66,000, consulting services of $110,000 due to the termination in 2008 of a Director’s consulting agreement, and travel and media relations expenses of $148,000.

General and administrative expenses include compensation expenses for corporate personnel and other general and administrative expenses such as facilities, travel and professional costs.  Corporate personnel include executive officers, financial planning and control, legal, human resources and corporate administrative staff.  General and administrative expenses were $2,326,000 for the year ended December 31, 2009 compared to $2,512,000 for 2008.  Included in the December 31, 2009 general and administrative expenses is $1,196,000 ($1,389,000 for 2008) relating to stock-based compensation expenses.  Under GAAP, the Company is required to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the estimated vesting period of the common shares, stock options and warrant grants.

Depreciation and amortization expense was $76,000 for the year ended December 31, 2009 compared to $155,000 for 2008. The decrease in depreciation in 2009 is due to the write down of certain assets in 2008.

Foreign exchange gains were $1,253,000 for the year ended December 31, 2009 compared to $655,020 for the year ended December 31, 2008.  During 2009, the U.S./Canadian dollar exchange rate fluctuated from approximately 1:1.05 to 1:1.26.  During October 2008, we exchanged $10,000,000 into Cdn$12,940,000.  As the majority of our expenses are in Canadian dollars, we believe that this exchange was a prudent decision to match the longer term requirement for Canadian dollars to meet ongoing Canadian dollar expenses.  We earned interest and other income of $61,000 during 2009 compared to $220,000 for 2008 through investing our excess cash.  Current interest rates for short term investment grade investments have decreased over the past year.

We reported net income for the year ended December 31, 2009 of $1,911,000 compared to a net loss of $1,949,000 for 2008.  The net income and loss include stock-based compensation expense relating to the issuance of common shares, options and warrants of $1,196,000 and $1,389,000 during 2009 and 2008, respectively.  The 2009 net income includes the gain from foreign exchange of $1,253,000 ($655,000 in 2008).  Basic earnings per share for 2009 was $0.04 compared to a loss per share of $(0.04) in 2008 based on a weighted average of 47,192,000 and 44,454,000 common shares, respectively.

Unaudited quarter ended December 31, 2009 compared to the unaudited quarter ended December 31, 2008

For the quarter ending December 31, 2009, we reported revenue of $2,069,000 compared to $1,924,000 for the quarter ended December 31, 2008.  During the quarter, we generated 5% (3% in 2008) of our revenue from consulting services and 95% (97% in 2008) from licensing.  The higher revenue for the 2009 quarter was largely due to the increase in minimum restrictive covenant fees from Intersections from $200,000 to $335,000 as per license agreement amended in November 2008.

Cost of revenues were $49,000 (gross margin of 98%) for the quarter ended December 31, 2009 compared to $2,000 (gross margin of 100%) for the same quarter in 2008.  The change is due to the allocation of development costs to cost of revenues related to the redeployment of employees to complete customer projects of $6,367 in Q4 2009 ($1,900 in Q4 2008) and the allocation of $43,000 ($nil in Q4 2008) of consulting fees related to Intersections.

Research and development expenses were $1,262,000 for the quarter ended December 31, 2009 compared to $823,000 for the same period of 2008.  The Q4 2009 results include an increase of the headcount from 28 to 32 and employee bonuses of $449,000 (2008 - $244,000).  Sales and marketing expenses were $365,000 for the quarter ended December 31, 2009 compared to $474,000 for the same period of 2008. The decrease in sales and marketing expenses in Q4 2009 was due primarily to the decrease in consulting services of $70,000 and a decrease in travel expenses of $50,000. The Q4 2009 general and administrative expenses were $932,000 compared to $971,000 for the same period in 2008.

Depreciation and amortization expense was $20,000 for the quarter ended December 31, 2009 compared to $76,000 for the same period of 2008.  The decrease of depreciation in Q4 2009 is the result of the write off of certain assets in Q4 2008.

We reported a net loss of $406,000 for the quarter ended December 31, 2009 compared to a net income of $272,000 for the quarter ended December 31, 2008.  The net loss per share was $(0.01) for the quarter ended December 31, 2009 and net income per share $0.01 for the quarter ended December 31, 2008 based on a weighted average of 47,443,000 and 46,125,000 common shares, respectively.

Year ended December 31, 2008 compared to year ended December 31, 2007

For the years ending December 31, 2008 and 2007, we reported revenue of $4,615,000 and $4,537,000, respectively.  We generated 96% (92% in 2007) of our revenues from the United States, 3% (3% in 2007) from the Asia Pacific region, 1% (1% in 2007) from Canada and nil% (4% in 2007) from other areas during the year ended December 31, 2008.  During 2008, we generated 22% (35% in 2007) of our revenue from consulting services and 78% (65% in 2007) from licensing.  We currently generate our revenues from a small number of customers.  The timing of signing customer contracts and the revenue recognition associated with the customer contracts results in volatility in our revenues and operating income.  In December 2006 we entered into a consulting and licensing agreement with BCNEPA.  During 2007, this agreement has generated revenue of $1,000,000 for the delivery of the solution to BCNEPA, including 100,000 tokens.  This agreement was superseded concurrently with the signing of the AllOne agreement.  In May 2007 we entered into a license and VAR agreement to provide our MobiSecure Wallet and MobiSecure Vault mobile secure access solution to Intersections.  During 2008 this agreement generated revenues of $1,407,000 ($844,000 in 2007).  In August 2007 we entered into a license and revenue sharing agreement with AllOne Health Group Inc. to bundle certain software and share revenues from the sales of the combined software and a statement of work to develop certain features for the product.  During 2008 these agreements generated revenues of $833,000 ($2,093,000 in 2007).

During 2008, 95% of our revenue came from three customers (87% in 2007).  While we are endeavouring to increase our customer base, the market that we operate in is still in an evolving stage and our revenue base is still quite small.  Therefore, it is reasonable to expect that our revenue may continue to be concentrated among relatively few customers for the near future.  For healthcare sales, initial amounts received are allocated to AllOne until the minimum commitment fee is met, after which Diversinet and AllOne share revenues according to the agreement.

Our cost of revenues primarily represents the direct costs associated with customer support, training and implementation, and consulting services related to services performed under contract with our customers.  There are no significant costs associated with the manufacturing of our software.  The Company does not allocate any indirect costs such as facilities, sales commissions and administrative costs to cost of revenues.  Costs of revenues were $308,000 (gross margin of 93%) for the year ended December 31, 2008 compared to $240,000 (gross margin of 95%) for 2007.  The Company is able to effectively redeploy its employees between its research and development projects, sales and marketing activities and customer service contracts on a continuous basis, thereby the cost of revenues only represents costs related to employees while they are actively involved in performing services under contracts.

Research and development expenses includes compensation of software development teams working on the continuing enhancement of our products, quality assurance and testing activities as well as legal costs incurred for patent registration activities and direct administrative costs incurred by the department.  The Company does not include an allocation of general operating expenses to its research and development expenses.  Research and development expenses were $2,602,000 for the year ended December 31, 2008 compared to $2,266,000 for 2007.  The increase in research and development costs in 2008 was largely due to the increase of 12% in head count (from 25 to 28 people) in this department.  In 2008, product developments costs of $252,000 ($165,000 in 2007) were reallocated from research and development to cost of revenues as the development department redeployed its resources to perform professional services work to modify our products as required under our customer agreements.

Sales and marketing expenses include compensation of sales (salary and commissions) and marketing personnel, public relations and advertising, trade shows, marketing materials and direct operating expenses incurred by the sales and marketing department.  The Company does not include an allocation of general operating expenses in its sales and marketing expenses.  Sales and marketing expenses were $1,862,000 for the year ended December 31, 2008 compared to $1,781,000 for 2007.  The increase in sales and marketing expenses in 2008 is partly due to a $110,000 termination fees for a Director’s consulting agreement, $203,000 in contractor’s fees, offset by a decrease of $275,000 in commission expenses.

General and administrative expenses include compensation expenses for corporate personnel and other general and administrative expenses such as facilities, travel and professional costs.  Corporate personnel include executive officers, financial planning and control, legal, human resources and corporate administrative staff.  General and administrative expenses were $2,512,000 for the year ended December 31, 2008 compared to $3,739,000 for 2007.  Included in the December 31, 2008 general and administrative expenses is $1,389,000 ($1,543,000 for 2007) relating to stock-based compensation expenses.  Under GAAP, the Company is required to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the estimated vesting period of the stock options and warrant grants.  The year over year decrease is partially due to the $512,000 severance payment to our former CEO and $391,000 relating to the Instant Publisher litigation settlement in 2007.

Depreciation and amortization expense was $155,000 for the year ended December 31, 2008 compared to $120,000 for 2007. The increase in depreciation in 2008 is due to the write down of certain assets.

Foreign exchange gains were $1,253,000 for the year ended December 31, 2008 compared to a loss of $71,000 for the year ended December 31, 2007.  During 2008, the U.S./Canadian dollar exchange rate fluctuated from approximately 0.99 to 1.21.  During October 2008, we exchanged $10,000,000 into Cdn$12,940,000.  From the conversion date to year end, the Canadian dollar appreciated $0.048, largely resulting in the gain.  As the majority of our expenses are in Canadian dollars, and with the appreciation of the US/Cdn foreign exchange rate, we believe that this exchange was a prudent decision to match the longer term requirement for Canadian dollars to meet ongoing Canadian dollar expenses.  We earned interest and other income of $220,000 during 2008 compared to $246,000 for 2007 through investing our excess cash.

We reported a net loss for the year ended December 31, 2008 of $1,949,000 compared to $3,433,000 for 2007.  These net losses include stock-based compensation expense relating to the issuance of common shares, options and warrants of $1,389,000 and $1,543,000 during 2008 and 2007, respectively.  The 2008 net loss includes the gain from foreign exchange of $655,000.  The net loss of 2007 includes the one time severance expense of $512,000 related to the former CEO and $391,000 relating to a litigation settlement.  Loss per share for 2008 was $0.04 compared to $0.09 in 2007 based on a weighted average of 44,454,000 and 36,872,000 common shares, respectively.

Liquidity and Capital Resources

Year ended December 31, 2009 compared to year ended December 31, 2008

Cash and cash equivalents at December 31, 2009 were $12,668,000 compared with $12,075,000 at December 31, 2008. The net change in cash and cash equivalents at December 31, 2009 was an increase of $592,000 compared with $3,681,000 in 2008.  The 2009 increase was largely due to foreign exchange gains of $1,253,000 and the exercise of options in an amount of $254,000 which was offset by cash used in operations of $775,000.  The net change in fiscal 2008 was largely due to the exercise of warrants in an amount of $1,774,000, cash provided by operations of $1,347,000 and foreign exchange gains of $655,000.  Cash used in investing activities for 2009 and 2008 is solely the result of the purchase of capital assets of $38,000 and $30,000 respectively.

We are not subject to material financial market risk exposures, except for risks related to interest rate fluctuations and foreign currency exchange rates.  Our exposure to market rate risk for changes in interest rates relates primarily to our cash equivalents and short-term investments, created by our past financings.  We have not used derivative financial instruments in our short-term investments.  We invest in high quality money market instruments and bonds with terms of less than 90 days.  We are averse to principal loss and ensure the safety and preservation of our invested funds by limiting default, market and reinvestment risk.  We do not make use of a bank line of credit and do not have any long-term debt.  The impact of inflation has not been material to our business over the past five years.

We believe that our cash and cash equivalents as at December 31, 2009 of $12,668,000 is sufficient to meet our short-term working capital requirements beyond the next twelve months.  Given the uncertainty of the current proceedings with AllOne, we may need to raise additional amounts to meet future working capital requirements through private or public financings, strategic relationships or other arrangements to support our operations beyond the next twelve months.  However, additional funding may not be available on terms attractive to us, or at all.  If we enter into strategic relationships to raise additional funds, we may be required to relinquish rights to certain of our technologies.  Our failure to either raise capital when needed or to generate revenues could leave us with insufficient resources in the future to sustain our operations beyond the next twelve months.

The following table presents unaudited selected financial data for each of the last eight quarters ending December 31, 2009:

	Revenue for the period	Net income (loss) for the period	Net income (loss) per share
	($000’s)	($000’s)	($)
December 31, 2009	2,069	(406)	(0.01)
September 30, 2009	1,949	1,078	0.02
June 30, 2009	1,945	1,056	0.02
March 31, 2009	2,010	182	0.00
December 31, 2008	1,924	272	0.01
September 30, 2008	1,784	142	0.00
June 30, 2008	565	(1,205)	(0.03)
March 31, 2008	342	(1,159)	(0.03)

Quarter ended December 31, 2009 compared to quarter ended December 31, 2008

The net increase in cash and cash equivalents for the fourth quarter of 2009 was $457,000 compared to $71,000 for the fourth quarter of 2008.  The Q4 2009 increase is largely due to cash provided by operations of $52,000, a foreign exchange gain of $138,000, and the issue of common shares from the exercise of options for cash of $254,000.  The Q4 2008 increase is largely due to a foreign exchange gain of $616,000 offset by cash used in operations of $476,000.  Cash used in investing activities for Q4 2009 and Q4 2008 is solely the result of the purchase of capital assets of $10,000 and $6,000 respectively.

Year ended December 31, 2008 compared to year ended December 31, 2007

Cash and cash equivalents at December 31, 2008 were $12,075,000 compared with $8,394,000 at December 31, 2007.  The net change in cash and cash equivalents for 2008 was an increase of $3,681,000 compared to $3,248,000 for 2007.  The fiscal 2008 increase was largely due to the exercise of warrants in an amount of $1,774,000, cash provided by operations of $1,347,000 and foreign exchange gains of $655,000.  Of the $5,000,000 invoiced to AllOne in September 2008, $2,400,000 has been recognized as revenue, with the remaining $2,600,000 shown in deferred revenue on the balance sheet.  The fiscal 2007 increase over 2006 was largely due to the $5,000,000 HSA private placement discussed below.  This was offset by operating activities which used cash in an amount of $2,271,000, including the reversal of $808,000 in deferred revenues from the recognition of the Q4 2006 AllOne cash receipt of $900,000 into revenues in 2007.  Cash used in investing activities for 2008 and 2007 is solely the result of the purchase of capital assets of $30,000 and $111,000, respectively.

In June 2008, Mr. Wahbe exercised 2,300,000 shares purchase warrants at $0.75 per share for gross proceeds of $1,725,000.  In August 2007 we completed a private placement of 6,756,757 Diversinet common shares to HSA at $0.74 per share, for gross proceeds of $5,000,000.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.  We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the fiscal year covered by this annual report.  This evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act and Canadian securities laws is recorded, processed, summarized and reported as and when required and that it is accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Internal Controls over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the United States, as applicable.  Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.  Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the design and operating effectiveness of internal controls over financial reporting as at December 31, 2009.  In making this assessment, we used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to identify any material weaknesses with respect to our internal control over financial reporting as of December 31, 2009.  A material weakness in internal controls over financial reporting is a significant deficiency, or a combination of significant deficiencies, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.  Based on this assessment, management concluded that internal control over financial reporting is effective, as of December 31, 2009.

Elimination of Material Weakness Reported in 2008 Annual Report, Remedial Measures:  As of December 31, 2008, we had concluded that our internal control over financial reporting at December 31, 2008 was not effective, having reported the following material weakness.  Due to the limited number of staff, Diversinet’s finance staff does not have sufficient technical accounting knowledge to address all complex and non-routine accounting transactions that may arise.  These transactions are sometimes extremely technical in nature and require an in-depth understanding of GAAP.  As a result of this deficiency, these types of transactions may not be recorded correctly, potentially resulting in material misstatements of the financial statements of the Company.  To address this risk, the Company has a control whereby it consults with its auditors and advisors, as needed, in conjunction with the recording and reporting of complex and non-routine accounting transactions.  Management has concluded that this control was not operating effectively during the 2008 year as the Company did not consult with external advisors on certain complex and non-routine transactions.  To remedy this material weakness, during 2009, the Company formalized the consultation process whereby the Company consulted with external advisors on a quarterly basis regarding complex and non-routine accounting transactions.  As at December 31, 2009, management, in considering the remedial measures and the improvement to internal control over financial reporting described above, has concluded that the material weakness has been eliminated and that the financial reports underlying our financial statements contained in this annual report are reliable given the organizational and process changes implemented through the date of this report..

Changes in Internal Controls over Financial Reporting:  Apart from actions related to the remedial measures described above, during the year ended December 31, 2009, there were no changes in the Company’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have had, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Tabular Disclosure of Contractual Obligations

We are committed under operating leases for a total amount of approximately $527,073.  The minimum payments due in each of the following years are as follows:

Contractual obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Operating lease obligations	527,073	226,348	300,725	–	–
Total	$527,073	$226,348	$300,725	–	–

Related Party Transactions

During the second quarter of 2007 Albert Wahbe was appointed Chief Executive Officer.  In April 2008, Mr. Wahbe entered into a three year employment agreement, renewable for a further one year period at the discretion of the Board of Directors.  Mr. Wahbe’s compensation currently consists of salary of up to Cdn$450,000 and is payable through the issuance of up to 300,000 Diversinet common shares annually and bonus of up to Cdn$300,000 and is payable through the issuance of up to 200,000 Diversinet common shares annually as determined by Diversinet’s Board of Directors.  Mr. Wahbe is also entitled to reimbursement of up to Cdn$6,000 per month in expenses.  Furthermore in April 2008, Mr. Wahbe received options to purchase 1,500,000 common shares at $0.55 per share, vesting annually in arrears over a four year period.  During the first quarter of 2008 Mr. Wahbe received 50,000 options.  During 2009 Mr. Wahbe received 500,000 common shares, with 200,000 common shares issued subsequent to year end, and Cdn$72,000 in compensation as CEO.  On June 30, 2008 Mr. Wahbe exercised 2,300,000 share purchase warrants at $0.75 per share for gross proceeds of $1,725,000.  A further 2,300,000 share purchase warrants at $0.90 expired unexercised.  As of December 31, 2009, Albert Wahbe owns 8,175,000 common shares and 1,600,000 options, representing approximately 19.7% of the issued and outstanding common shares of the Company, assuming the exercise of such options.

During 2009 HSA received 99,395 Diversinet common shares in regards to compensation for William Reed’s participation on the Diversinet Board of Directors.  During 2008 HSA received 50,000 options and 80,645 Diversinet common shares in regards to compensation for William Reed’s participation on the Diversinet Board of Directors.  As part of the August 2007 private placement, HSA acquired 6,756,757 common shares.  As at December 31, 2009, HSA owns 6,956,152 common shares representing approximately 14.5% of the issued and outstanding common shares of the Company.

During the second quarter of 2007, Mr. Wigdale began performing services for the Company in a sales capacity for a period of one year to March 31, 2008.  From April to October 2008, Mr. Wigdale has provided services on a monthly retainer basis.  During October 2008 Mr. Wigdale completed his services to Diversinet and the parties entered into a Termination and Release Agreement.  During 2008, the Company paid Mr. Wigdale $370,000 in salary, commissions and severance.  During the first quarter of 2008 Mr. Wigdale received 50,000 options.  During the second quarter of 2008 Mr. Wigdale was allocated options to purchase 600,000 common shares at $0.60 per share, vesting annually in arrears over a four year period.  These options were cancelled in October 2008 upon the completion of Mr. Wigdale’s services to the Company.  During October 2008 Mr. Wigdale completed his services to Diversinet and the parties entered into a Termination and Release Agreement.  On June 30, 2008 666,667 share purchase warrants at $0.75 and $0.90 expired unexercised.  As at December 31, 2009, a company controlled by Mr. Wigdale owns 3,909,462 common shares, and Mr. Wigdale owns 1,189,372 common shares and 100,000 options, together representing approximately 10.8% of the issued and outstanding common shares of the Company, assuming the exercise of such options.

Application of Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period.  Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts, income tax valuation allowances, stock based compensation, the useful life of depreciable assets and the recoverability of fixed assets. In making such estimates and assumptions, management consults with employees knowledgeable in the area; gathers relevant information; where appropriate, seeks advice from qualified third parties, and, makes judgments, which in their opinion at the time, represent fair, balanced and appropriate conservative estimates and assumptions.  Actual results could differ from those estimates.

Allowance for doubtful accounts

The Company has an accounts receivable balance of $80,000 at December 31, 2009 (2008 – $nil).  The valuation of accounts receivable requires significant estimates to be made by management and the valuation of these balances could have an impact on the Company’s consolidated financial statements.  These accounts receivable are comprised of amounts arising from contractual arrangements with major health care, identity management, financial and mobile network and security service providers.  The Company determines an allowance for doubtful accounts based on knowledge of the financial conditions of its customers, the aging of the receivables, customer and industry concentrations, the current business environment and historical experience.  At December 31, 2009, management has consistently applied this methodology and the Company has had a history of minimal bad debt loss.  A change in any of the factors impacting the estimate of the allowance for doubtful accounts will directly impact the amount of bad debt expense recorded in general and administrative expenses.

Income tax estimates

Management continually reviews the estimates of the valuation of future income tax assets.  This involves the use of judgment in the estimation of future income projections, actual tax exposures, assessing temporary differences that result from differing treatments in items for accounting purposes versus tax purposes, and in estimating the recoverability of the benefits arising from tax loss carry-forwards.  The Company is required to assess whether it is more likely than not that future income tax assets will be realized prior to the expiration of the related tax loss carry forwards.

Changes in the forecasts of future profitability, the utilization of income tax loss carry forwards, the valuation allowance, and changes in tax rates could have a material impact on the reported amounts for future income tax assets and future income tax expense.  The Company currently has a 100% valuation allowance against its future tax assets.

Stock based compensation

The Company records stock based compensation expense over the vesting period of the options based on the estimated fair value of the stock options granted.  The Company’s policy is to determine the exercise price of an option based on the average trading price for five days prior to the grant.  The Company uses the Black-Scholes option pricing model to estimate the fair value of stock options on the grant date and the amount is expensed over the vesting period of the stock options.  The assumptions used in the calculation of fair value include the risk free interest rate, dividend yield, volatility factor and expected life of the options.

The risk free interest rate is based on the then current risk free interest rate for the expected life of the option.  The dividend yield is based on the Company’s historical practice of dividend payments.  The volatility factor is based on analysis of the history of the Company’s share price and management’s estimate of the expected volatility over the respective terms of the options.  The expected life of the option is based on the expected length of time options are estimated to remain outstanding.

Useful lives of depreciable assets

The Company depreciates the cost of fixed assets over their respective estimated useful lives.  These estimates of useful lives involve estimation and judgment.  In determining the estimates of useful lives, the Company considers industry trends and changing technologies.  On an annual basis, the Company reassesses the estimated useful lives to ensure they correspond with the anticipated life of the respective assets.  If a technological change happens more quickly than anticipated, the Company may have to revise the estimates of useful lives of fixed assets which could result in higher depreciation expense in future periods or an impairment charge to write-down the value of the fixed assets.

Recoverability of long-lived assets

Long lived assets, including fixed assets and intangible assets with finite useful lives, are depreciated over their estimated useful lives.  The Company reviews for impairment annually, or more frequently, if events or changes in circumstances indicate that the carrying amount may not be recoverable.  If the sum of undiscounted cash flows expected to result from the use and eventual disposition of a group of assets is less than its carrying amount, it is considered to be impaired.  These analyses involve estimates of future cash flows and estimated periods of use.  If the undiscounted net cash flows associated with a group of long-lived assets exceed the carrying amounts, impairment losses are measured as the excess of the carrying amount over the fair value

In the year ended December 31, 2009, we did not make any significant changes in, nor take any corrective actions regarding, our internal controls or other factors that could significantly affect these estimates.  We periodically review our internal controls for effectiveness and we plan to conduct an evaluation of our disclosure controls and procedures each quarter.  Other important accounting policies are described in note 1 to our consolidated financial statements.

Adoption of New Accounting Pronouncements

Effective January 1, 2009, the Company adopted Handbook Section 3064, Goodwill and Intangible Assets (“CICA 3064”).  CICA 3064, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets.  This new standard was applied retrospectively, with restatement of prior periods where applicable.  The adoption of these standards did not have any impact to the Company’s financial statements.

In October 2008, the CICA issued Handbook Section 1582, Business Combinations (“CICA 1582”), concurrently with Handbook Sections 1601, Consolidated Financial Statements (“CICA 1601”), and 1602, Non-controlling Interests (“CICA 1602”).  CICA 1582, which replaces Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed.  CICA 1601, which replaces Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests.  CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination.  These new standards are effective for the Company's interim and annual consolidated financial statements commencing on January 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year.  The Company is assessing the impact of the new standards on its consolidated financial statements.

During the year, the Emerging Issues Committee (EIC) issued EIC 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.  This standard clarifies that entities must consider their own credit risk and the credit risk of the counterparty in the determination of fair value of derivative instruments.  The abstract should be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value upon adoption of this standard.  The adoption of this standard did not have any impact to the Company’s financial statements.

During the year, the CICA amended section 3862, “Financial Instruments – Disclosures, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements.  Fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities.  Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly.  Level 3 valuations are based on inputs that are not based on observable market data.  The amendments to these standards have been reflected in note 13(e) of the financial statements.

Recently Issued Pronouncements

International Financial Reporting Standards (IFRS):  In February 2008, the Canadian Accounting Standards Board announced the adoption of International Financial Reporting Standards for publicly accountable enterprises.  IFRS will replace Canadian GAAP effective January 1, 2011.  IFRS is effective for our first quarter of 2011 and will require that we restate our 2010 comparative numbers.  We anticipate converting from Canadian GAAP to U.S. GAAP as of the December 31, 2010 year end, which would be an acceptable alternative to IFRS.  Differences between Canadian GAAP and U.S. GAAP are reconciled in note 14 of the notes to the financial statements.

Consolidated financial statements:  In January 2009, the CICA issued Handbook Section 1601, “Consolidated financial statements,” which replaces the existing standards.  This section establishes the standards for preparing consolidated financial statements.  This standard is effective for 2011.  Earlier adoption is permitted.  We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

Risks and Uncertainties

Our Company is subject to a number of risks and uncertainties that could cause actual results to differ materially from those predicted or anticipated.  These risks are described in our annual Form 20-F filed with the SEC in the United States at www.sec.gov and filed on SEDAR in Canada at www.sedar.com.  We encourage you to review these filings in order to evaluate an investment in our securities.  Some key risks that could cause actual results to differ materially from those predicted or anticipated are listed below.

Impact of current economic conditions: The current unfavorable economic conditions may negatively impact the Company’s financial viability.  Unfavorable economic conditions could also increase the Company’s financing costs, negatively affect profitability, limit access to capital markets and negatively impact the ability to maintain or attract customers.  The Company often enters into multi-year contracts with customers that often have minimum threshold amounts due to us.  These contracts, including the AllOne and Intersections agreements have a risk of cancellation if there is slow customer adoption.  Due to the economic uncertainty, our customers may default on their obligations under these agreements or seek to renegotiate certain of their financial obligations.  On January 20, 2010, AllOne and AHG commenced a legal proceeding in Pennsylvania seeking the termination of our agreement upon payment of $3,000,000 to Diversinet.  Although AllOne is contractually obligated to pay minimum quarterly amounts of $1.75 million during 2010 under the Agreement, on February 26, 2010 AllOne indicated to our management that it was not going to make the March 1, 2010 quarterly payment given the legal proceedings initiated by it.  We believe that the amounts due under the agreement, if terminated at this time, are substantially greater than AllOne and AHG’s claim.

Financial resources:  The attached consolidated financial statements are prepared on a going concern basis that assumes that the Company will continue in operation in the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business.  Although we have made progress in developing our solutions and have completed initial consumer deployments, our revenue from operations may not be sufficient to cover our operating expenses at present.  We have historically obtained funding for operations from private placements, but there is no assurance we will be able to do so again in the future or on terms favourable to the Company, despite the progress of the business.  Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

Variability of performance:  Our quarterly and annual operating results have varied substantially in the past and are likely to vary substantially from quarter to quarter and year to year in the future due to a variety of factors.  In particular, our period-to-period operating results are significantly dependent upon the sale of license agreements and the continued success in providing professional services.  In this regard, the purchase of our solutions often requires our customers to make a significant capital investment, which customers may view as a discretionary cost and, therefore, a purchase that can be deferred or cancelled due to budgetary or other business reasons.  Furthermore, our ability to continue providing professional services is dependent upon being able to provide value added resources at reasonable rates.  Estimating future revenues is also difficult because we ship our products upon receipt of a signed license agreement and, therefore, we do not have a backlog.  Thus, quarterly and annual license revenues are heavily dependent upon agreements finalized and software shipped within the same quarter or year.  We expect these revenue patterns to continue for the foreseeable future, until recurring revenue becomes a significant portion of total revenue.  Despite the uncertainties in our revenue patterns, our operating expenses are based upon anticipated revenue levels and such expenses are incurred on an approximately rateable basis throughout the quarter.  As a result, if expected revenues are delayed or otherwise not realized in a quarter for any reason, our business, operating results and financial condition would be adversely affected in a significant way.

Liquidity of our common shares: If our common shares should become ineligible for continued quotation on the Over the Counter Bulletin Board or a public trading market does not continue for any reason, holders of our common shares may have difficulty selling their shares.  Our common shares may continue to be penny stock, which may adversely affect the liquidity of our common shares.  The United States Securities and Exchange Commission has adopted regulations that define a penny stock to be any equity security that has a market price, as defined in those regulations, of less than $5.00 per share, subject to certain exceptions.  Our common shares are currently penny stock.  In July 2008, our common shares were also posted for trading on the TSX Venture Exchange on Tier 1 as a technology issuer under the symbol DIV.

Commercial deployment: The ability of the Company to continue operations is also dependent on the acceptance of its security, identity management solutions, secure application platform solutions in the health care market and the adoption of transaction-based applications over wireless networks as an accepted method of commerce in sufficient volume for us to generate enough revenues to fund our expenses and capital requirements.  The wireless mobile commerce market is in a very early stage and it may not develop to a sufficient level to support our business.

Dependence on key customers; concentration of credit: The loss of any key customer and our inability to replace revenues provided by a key customer may have a material adverse effect on our business and financial condition.  Our customer base includes large healthcare providers, financial institutions and security providers.  As a result, we maintain individually significant receivable balances due from them.  If these customers fail to meet their payment obligations, our operating results and financial condition could be adversely affected.  Although AllOne is contractually obligated to pay minimum quarterly amounts of $1.75 million during 2010 under the Agreement, on February 26, 2010 AllOne indicated to our management that it was not going to make the March 1, 2010 quarterly payment given the legal proceedings initiated by it.  Under the terms of the AllOne Agreement date September 2008, Diversinet has provided an exclusive worldwide right to AllOne to sub-license certain Diversinet software in combination with AllOne’s software, in the mobile personal health record market.  The agreement may be cancelled after the third year if, through no fault of either party, market conditions, law or regulation, or technology make the combined software product obsolete or unable to be sold.  Over the term of the Agreement, Diversinet is required to provide second and third level support as well as two major product upgrades per year.  Under the terms of the Agreement, Diversinet received a minimum commitment fee of $5.5 million in the first contract year.  Thereafter Diversinet is entitled to receive $7 million in years two and three, payable quarterly in advance.  For health care sales, initial amounts received are allocated to AllOne until the minimum commitment fee under the Agreement is met, after which Diversinet and AllOne share revenues according to the agreement.  To date, the amounts received by All One on deployments have not exceeded the minimum commitment fees.  As at December 31, 2009, two customers accounted for 82% and 15% of our total 2009 consolidated revenues.

Foreign exchange:  Our functional currency is the U.S. dollar.  Sales generated outside Canada are generally denominated in U.S. dollars.  During fiscal 2009, we incurred a portion of our expenses in U.S. dollars and Canadian dollars.  Changes in the value of the Canadian currency relative to the U.S. dollar may result in currency losses that may have an adverse effect on our operating results.  During fiscal 2009 and 2008 we maintained a portion of our cash resources in both U.S. and Canadian dollar term deposits.  During October 2008, we exchanged $10,000,000 into Cdn$12,940,000.  As the majority of our expenses are in Canadian dollars, we believe that this exchange was a prudent decision to match the longer term requirement for Canadian dollars to meet ongoing Canadian dollar expenses.  The Company does not have any foreign currency derivative instruments outstanding at December 31, 2009.

Litigation: On January 20, 2010, AllOne and AHG commenced a legal proceeding in Pennsylvania seeking the termination of the License and Revenue Share Agreement, dated as of September 2, 2008, between the Company and each of them (the “Agreement”) upon payment to the Company of $3,000,000.  The Company believes that the amounts due under the Agreement, if terminated at this time, are substantially greater than AllOne and AHG’s claim.  In addition, and despite AllOne’s contractual obligation to pay minimum quarterly amounts of $1.75 million during 2010 under the Agreement, on March 1, 2010 AllOne failed to pay the quarterly minimum commitment due to the Company at that time.  The Company has removed the legal proceedings to the Federal U.S. District Court located in Pennsylvania, where at it has asserted, or are intending to assert, various counterclaims for declaratory judgment, monetary damages and equitable relief.  AllOne represented 82% of our 2009 revenues.  Should AllOne and AHG be successful in the proceedings, the Company will no longer receive the annual minimum revenues under the Agreement.  Our Company has previously been named as a defendant in various proceedings arising in the course of our Company’s activities and arising from transactions relating to a previous business operated by our Company.  Litigation arising from these matters may be time consuming, distracting and expensive.  An adverse resolution to any of these proceedings may have a material adverse impact on our business and financial condition.

MANAGEMENT’S REPORT

The accompanying consolidated financial statements and all information in the annual report have been prepared by management and have been reviewed and approved by the Board of Directors of the Company.  The consolidated financial statements were prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management’s best estimates and judgments.  Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality and for the consistency of financial data included in the text of the annual report with that contained in the consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls and systems designed to provide reasonable assurance that its assets are safeguarded, that only valid and authorized transactions are executed and that accurate, timely and comprehensive financial information is prepared and disclosed.  The internal control systems and financial records are subject to reviews by external auditors during the examination of the financial statements.  Management recognizes its responsibility for conducting the Company’s affairs to comply with the requirements of applicable laws and established financial standards and principles, and for maintaining proper standards of conduct in its activities.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised of three non-management directors.  The Audit Committee meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’ report.  The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders.  The Audit Committee has responsibility for engaging or re-appointing the Company’s independent auditors.  The independent auditors have direct and unrestricted access to the Audit Committee to discuss their audit and related findings as to the integrity of the Company’s financial reporting.

The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants, Licensed Public Accountants, on behalf of the shareholders, in accordance with generally accepted auditing standards.  Their report outlines the scope of their audit and expresses their opinion on the consolidated financial statements of the Company.

/s/ Albert Wahbe	/s/ David Hackett
Albert Wahbe, Chief Executive Officer March 4, 2010	David Hackett, Chief Financial Officer

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Diversinet Corp. as at December 31, 2009 and 2008 and the consolidated statements of net income (loss), comprehensive income (loss) and deficit and cash flows for each of the years in the three year period ended December 31, 2009.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 14 to the consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 4, 2010

DIVERSINET CORP.

Consolidated Balance Sheets

(In United States dollars)

As at December 31	2009	2008
Assets
Current assets:
Cash and cash equivalents	$ 12,667,842	$ 12,075,422
Accounts receivable, net (note 2(c))	79,717	-
Prepaid expenses	35,182	57,346
Total current assets	12,782,741	12,132,768

Property and equipment, net (note 3)	218,126	255,264
Total assets	$ 13,000,867	$ 12,388,032

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$ 148,531	$ 168,078
Accrued liabilities (note 4)	296,255	511,961
Deferred revenue	134,000	2,646,356
Total current liabilities	578,786	3,326,395

Shareholders’ equity:
Share capital:
Authorized:
Unlimited common shares
Issued and outstanding:
48,335,872 (47,031,935 – 2008)
common shares (note 5)	69,187,052	68,099,993
Contributed surplus	7,965,227	7,596,686
Share purchase warrants (note 5)	7,732	13,687
Deficit	(63,217,209)	(65,128,008)
Accumulated other comprehensive income:
Cumulative translation adjustment	(1,520,721)	(1,520,721)
Total shareholders’ equity	12,422,081	9,061,637

Total liabilities and shareholders’ equity	$ 13,000,867	$ 12,388,032

Commitments and contingencies (note 9)
Subsequent events (note 15)

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Albert Wahbe

/s/ Gregory Milavsky

Albert Wahbe, Chairman

Gregory Milavsky, Director

DIVERSINET CORP.

Consolidated Statements of Net Income (Loss), Comprehensive Income (Loss) and Deficit

(In United States dollars)

For the year ended December 31	2009	2008	2007
Revenues	$ 7,972,929	$ 4,614,790	$ 4,536,983
Cost of revenues	175,138	307,946	239,878
Gross margin	7,797,791	4,306,844	4,297,105

Expenses:
Research and development	3,351,742	2,601,833	2,265,755
Sales and marketing	1,448,000	1,862,337	1,780,991
General and administrative	2,326,380	2,512,454	3,738,545
Depreciation and amortization	75,559	154,881	119,647
	7,201,681	7,131,505	7,904,938

Income (loss) before the undernoted:	596,110	(2,824,661)	(3,607,833)

Foreign exchange gain (loss)	1,253,375	655,020	(71,106)
Interest income	61,314	220,308	245,968
Net income (loss) for the year and comprehensive net income (loss)	1,910,799	(1,949,333)	(3,432,971)

Deficit, beginning of year	(65,128,008)	(63,178,675)	(59,745,704)
Net income (loss) for the year	1,910,799	(1,949,333)	(3,432,971)
Deficit, end of year	$(63,217,209)	$(65,128,008)	$(63,178,675)

Basic and diluted earnings (loss) per share	$ 0.04	$ (0.04)	$ (0.09)
Weighted average common shares outstanding (note 6)	47,191,669	44,454,008	36,872,086
Weighted average fully diluted common shares outstanding (note 6)	47,295,515	44,454,008	36,872,086

See accompanying notes to consolidated financial statements.

DIVERSINET CORP.

Consolidated Statements of Cash Flows

(In United States dollars)

For the year ended December 31	2009	2008	2007

Cash provided by (used in):

Operating activities:
Net income (loss) for the year	$ 1,910,799	$ (1,949,333)	$ (3,432,971)
Items not involving cash:
Depreciation and amortization	75,559	154,881	119,647
Foreign exchange gain (note 1(g)	(1,151,363)	(590,836)	-
Stock-based compensation expense	1,195,570	1,389,323	1,542,743
	2,030,565	(995,965)	(1,770,581)
Changes in non-cash working capital:
Accounts receivable	(79,717)	122,687	31,422
Prepaid expenses	22,164	5,759	77,976
Accounts payable	(19,547)	(81,424)	77,211
Accrued liabilities	(215,706)	(219,500)	190,901
Deferred revenue	(2,512,356)	2,515,395	(807,589)
Cash provided by (used in) operations	(774,597)	1,346,952	(2,200,660)

Financing activities:
Issue of common shares and warrants for cash	254,075	1,773,500	5,559,548
Cash provided by financing activities	254,075	1,773,500	5,559,548

Investing activities:
Purchase of property and equipment	(38,421)	(30,152)	(110,917)
Cash used in investing activities	(38,421)	(30,152)	(110,917)

Foreign exchange gain on cash held in foreign currency (note 1(g))	1,151,363	590,836	-

Net increase in cash and cash equivalents	592,420	3,681,136	3,247,971

Cash and cash equivalents, beginning of year	12,075,422	8,394,286	5,146,315

Cash and cash equivalents, end of year	$ 12,667,842	$ 12,075,422	$ 8,394,286

Supplemental cash flow information:
Interest received	61,314	220,308	245,968

Supplemental disclosure relating to non-cash financing and investing activities:
Issuance of shares to employees and Board (note 5)	414,188	588,489	797,159
Issuance of shares for public relations services (note 5)	-	-	61,545

Cash and cash equivalents is comprised of:
Cash	563,471	762,266	857,609
Cash equivalents	12,104,371	11,313,156	7,536,677
	$ 12,667,842	$ 12,075,422	$ 8,394,286

See accompanying notes to consolidated financial statements.

DIVERSINET CORP.

Notes to Consolidated Financial Statements

(In United States dollars)

Years ended December 31, 2009, 2008, and 2007

Diversinet Corp. (the “Company”), an Ontario corporation, develops, markets and distributes wireless security infrastructure solutions and identity management solutions and professional services to the health services, financial services, software security, storage and memory manufacturers and telecommunications marketplaces.

1.

Significant accounting policies:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which, except as described in note 14, conform in all material respects with accounting principles generally accepted in the United States.  Certain of the comparative figures have been reclassified to conform to current year presentation.  Significant accounting policies adopted by the Company are as follows:

(a)

Basis of presentation:

The consolidated financial statements include the accounts of the Company and its subsidiaries.  All significant intercompany transactions and balances have been eliminated.

(b)

Adoption of new accounting standards:

Effective January 1, 2009, the Company adopted Handbook Section 3064, Goodwill and Other Intangible Assets (“CICA 3064”).  CICA 3064, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets.  This new standard was applied retrospectively, with restatement of prior periods where applicable.  The adoption of these standards did not have any impact to the Company’s financial statements.

During the year, the Emerging Issues Committee (EIC) issued EIC 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.  This abstract clarifies that entities must consider their own credit risk and the credit risk of the counterparty in the determination of fair value of derivative instruments.  The abstract should be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value upon adoption of this standard.  The adoption of this abstract did not have any impact to the Company’s financial statements.

Effective December 31, 2009, the Company adopted, the CICA amended section 3862, “Financial Instruments – Disclosures”, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based on inputs that are not based on observable market data. The new disclosures are included in note 13(e).

(c)

Recently issued pronouncements:

In February 2008, the Canadian Accounting Standards Board (“AcSB”) announced that 2011 is the changeover date for public accountable companies to convert from Canadian GAAP to International Financial Reporting Standards (“IFRS”).  The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company anticipates converting its primary basis of accounting from Canadian GAAP to U.S. GAAP as of the December 31, 2010 year end, which is an acceptable alternative to IFRS.  Differences between Canadian GAAP and U.S. GAAP are reconciled in note 14 below.

(d)

Changes in accounting policies not yet adopted:

In October 2008, the CICA issued Handbook Section 1582, Business Combinations (“CICA 1582”), concurrently with Handbook Sections 1601, Consolidated Financial Statements (“CICA 1601”), and 1602, Non-controlling Interests (“CICA 1602”).  CICA 1582, which replaces Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed.  CICA 1601, which replaces Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests.  CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination.  These new standards are effective for the Company's interim and annual consolidated financial statements commencing on January 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year.  The Company is currently assessing the impact of the new standards on its consolidated financial statements.

In December 2009, the CICA issued EIC-175, Multiple Deliverable Revenue Arrangements ("EIC-175").  EIC-175, which replaces EIC-142, Revenue Arrangements with Multiple Deliverables, addresses some aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities.  This new standard is effective for the Company's interim and annual consolidated financial statements commencing on January 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year.  The Company is assessing the impact of the new standard on its consolidated financial statements.

(e)

Impairment or disposal of long-lived assets:

The Company reviews long-lived assets for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  Absent any triggering factors during the year, the Company conducts its long-lived asset assessment in the fourth quarter to correspond with its planning cycle.  An impairment loss is recognized when the carrying amount of an asset that is held and used exceeds the projected undiscounted future cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value which is measured by discounted cash flows when quoted market prices are not available.  For assets available-for-sale, an impairment loss is recognized when the carrying amount exceeds the fair value less costs to sell.

(f)

Revenue recognition:

The Company recognizes software and software related revenue in accordance with U.S. GAAP.  The Company derives revenue from licensing its products and providing related services, including installation, integration, and maintenance.

(i) Subscription revenue:

In September 2008 the Company entered into a license and revenue share agreement (the “Agreement”) with AllOne Mobile Corporation (“AllOne”).  The Agreement replaces a three year licensing agreement entered into with AllOne Health Group Inc. in August 2007.  AllOne is a subsidiary of AllOne Health Group Inc. (”AHG”) who in turn is a subsidiary of Hospital Services Association of Northeastern Pennsylvania (“HSA”).  Through a private placement in 2007, HSA acquired 6,756,757 common shares, which currently represents approximately 14.5% of the Company’s outstanding shares.

Under the terms of the Agreement, Diversinet has provided an exclusive worldwide right to AllOne to sub-license certain Diversinet software in combination with AllOne’s software, in the mobile personal health record market.  The Agreement has a term of five years and may be cancelled after the third year if, through no fault of either party, market conditions, law or regulation, or technology make the combined software product obsolete or unable to be sold.  Over the term of the Agreement, Diversinet is required to provide second and third level support as well as two major product upgrades per year.  Under the terms of the Agreement, Diversinet received a minimum annual fee of $5.5 million in the first contract year, and is entitled to receive $7 million in years two and three.

The Company has concluded that the Company’s commitment to deliver major product upgrades meets the definition of an unspecified additional software product.  If an arrangement includes unspecified additional software products, the entire arrangement would be accounted for as a subscription.  Under subscription accounting, the fee would be recognized ratably over the non-cancellable term of the arrangement beginning with the delivery of the first product.  During each of the four quarters of 2009 $1,625,000 in revenue has been recognized under this Agreement.

During January 2010, we received notice from AllOne and AHG that it has commenced a legal proceeding in Pennsylvania seeking the termination of the Agreement upon payment of $3,000,000 to Diversinet.  We believe that the amounts due under the Agreement, if terminated at this time, are substantially greater than AllOne and AHG’s claim.  See subsequent events, note 15.

(ii) License revenue:

The Company recognizes product revenue when it has an executed license agreement with the customer, the software product has been delivered, the amount of the fees to be paid by the customer is fixed and determinable, and collection of these fees is deemed probable.  The Company considers fees related to arrangements with significant payments due beyond its normal trading terms not to be fixed or determinable.  If the fee is not fixed or determinable, revenue is recognized as the payments become due from the customer.  If collectability is not considered probable, revenue is recognized when the fee is collected.

The Company enters into software license agreements that provide for future license payments to be made based on the number of users.  Customers who exceed their licensed fixed level of users are required to pay additional license fees.  Revenue associated with additional users is recognized when the amount becomes determinable, and when the requirements of revenue recognition as set out above have been met. Fees related to contracts that require the Company to deliver unspecified additional products are deferred and recognized ratably over the contract term.

(iii) Service revenue:

Typically, software license agreements are multiple element arrangements as they also include consulting, related maintenance and/or implementation services fees.  Arrangements that include consulting services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangements.  The Company’s software products are generally fully functional upon delivery and implementation and do not require any significant modification or alteration for customer use, however, for larger customers, customization services may be significant.  Customers generally purchase consulting services to facilitate the adoption of the Company’s technology and may contract with the Company to have dedicated personnel to participate in the services being performed, but the customer may also decide to use their own resources or appoint other professional service organizations to provide these services.

When the services are considered essential to the functionality of the software, the Company recognizes both the software product revenue and services revenue under the proportional performance method based on direct labour costs incurred to date as percentage of total estimated direct labour costs to complete the project as this better reflects the pattern in which the Company’s obligations to its customers are fulfilled and revenue is earned. When services are not considered essential, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (“VSOE”) of the fair value of each element. VSOE used in determining the fair value of license revenue is based on the price charged by the Company when the same element is sold in similar quantities to a customer of similar size and nature.  VSOE used in determining fair value for installation, integration and training is based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete the task.  VSOE used in determining the fair value of maintenance and technical support is based on annual renewal rates.  The revenue allocable to the software license is recognized when the product revenue criteria are met.  The revenue allocable to the consulting services is recognized as the services are performed.  In instances where VSOE exists for undelivered elements but does not exist for delivered elements of a software arrangement, the Company uses the residual method of allocation of the arrangement fees for revenue recognition purposes.  For arrangements containing multiple elements wherein VSOE of fair value does not exist for all undelivered elements, revenue for the delivered and undelivered elements is deferred until VSOE of fair value exists or all elements have been delivered.

Consulting, implementation and training revenues are recognized as the services are performed, generally on a time and materials basis.  Consulting revenues attributed to fixed price arrangements are recognized using the proportional performance method based on direct labour costs incurred to date as a percentage of total estimated direct labour costs to complete the project as this better reflects the pattern in which the Company’s obligations to its customers are fulfilled and revenue is earned.  When total cost estimates exceed revenues in a fixed price arrangement, the estimated losses are recognized immediately based upon an average fully burdened daily cost rate applicable to the consulting individuals delivering the services.

(iv) Maintenance revenue:

Maintenance and support revenues paid in advance are non-refundable and are recognized ratably over the term of the agreement, which typically is twelve months.

Maintenance generally includes the right to receive unspecified updates and upgrades, determined solely by the Company, after the software license period begins.  These unspecified update and upgrade rights generally provide for the customer to receive bug fixes and future enhancements, respectively, to the existing software. Maintenance revenue is recognized ratably over the term of the maintenance contract.

(v) Deferred revenue:

Product and services revenues that have been prepaid but do not yet qualify for recognition as revenue under the Company’s revenue recognition policy are reflected as deferred revenue on the consolidated balance sheets.

(g)

Change in classification:

Prior to June 30, 2009, the Company incorrectly classified foreign exchange gains (losses) on cash held in foreign currency as an operating activity in the Company’s statements of cash flows.  The change in classification was not material to the overall presentation of the financial statements.  The Company has recast the comparable cash flow statements to correctly classify the foreign exchange gain (loss) and will continue to do so in prospective filings.

(h)

Cash and cash equivalents:

Cash and cash equivalents include cash on account and short-term investments in money market instruments with original maturities of 90 days or less when acquired.

(i)

Investment tax credits:

Investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized.  Investment tax credits earned with respect to current expenditures for qualified research and development activities are included in the consolidated statements of earnings and deficit as a reduction of related expenses in the year the refund is received.  In 2009, the Company reduced research and development expenses by $nil (2008 - $88,000, 2007 - $87,000) for refunds received during the year in relation to the prior year’s scientific research and development claims.  Assistance related to the acquisition of capital assets used for research and development is credited against the related capital assets.

(j)

Research and development costs:

Research costs are expensed as incurred.  Software development costs are deferred once costs meet the criteria under Canadian generally accepted accounting principles for deferral and amortization.  Such deferred costs are amortized, commencing when the product is commercially released, on a straight-line basis over two years.  The recoverability of any unamortized deferred development costs is reviewed on an ongoing basis.

(k)

Foreign currency translation:

The Company uses the U.S. dollar as its measurement and reporting currency in the preparation of its consolidated financial statements.

Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at the exchange rates prevailing at the consolidated balance sheet dates.  Non-monetary assets and liabilities are translated at historical rates.  Transactions in foreign currencies are translated into United States dollars at the approximate rates prevailing at the dates of the transactions.  Foreign exchange gains and losses are included in the net income (loss) for the period.

(l)

Capital assets:

Capital assets are stated at cost less accumulated depreciation and amortization.  Depreciation and amortization is provided over the estimated useful lives of the assets at the following annual rates and bases:

Asset	Basis	Rate
Computer hardware	Declining balance	30%
Computer software	Declining balance	30%
Furniture and fixtures	Declining balance	20%
Leasehold improvements	Straight-line	Over term of lease

(m)

Income taxes:

The Company accounts for income taxes using the asset and liability method.  Under this method, future income taxes are recognized at the enacted or substantively enacted tax rate expected to be applicable at the date of reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carry forward items.  Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the substantive enactment of the change.

(n)

Earnings per share:

Basic earnings per share is computed using the weighted average number of common shares that are outstanding during the year.  Diluted earnings per share is computed using the weighted average number of common and potential common shares outstanding during the year.  Potential common shares consist of the incremental number of common shares issuable upon the exercise of stock options and warrants and are calculated using the treasury stock method.

(o)

Stock-based compensation:

The Company estimates the fair value of stock-based compensation granted to employees and nonemployees since November 1, 2002 and expenses the fair value on a straight line basis over the vesting period of the stock options.

(p)

Measurement uncertainty:

The preparation of these consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenue and expenses during the year.  Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts income tax valuation allowance, stock based compensation, the useful lives of depreciable assets and the recoverability of fixed assets.  Actual results could differ from those estimates.

1.

Financial instruments:

a) Classification and fair values of financial instruments:

	2009	2008
Financial assets:
Held for trading, measured at fair value:
Cash and cash equivalents	$ 12,667,842	$ 12,075,422

Loans and receivables measured at amortization cost:
Accounts receivables	$ 79,717	–

Financial liabilities, measured at amortized cost:
Accounts payable	148,531	168,078
Accrued liabilities	296,255	511,961
	$ 444,786	$ 680,039

The Company had neither available for sale, nor held to maturity financial instruments during the period ended December 31, 2009 and 2008.

b) Investment income: The Company has recorded investment income in relation to the following financial instruments:

	2009	2008
Financial assets held for trading:
Interest income earned on cash and cash equivalents	$61,314	$220,308
	$61,314	$220,308

(c) Accounts receivable: The Company’s accounts receivable is comprised of the following:

	2009	2008
Trade receivables	$104,717	$ –
Allowance for doubtful accounts	(25,000)	–
	$79,717	$ –

2.

Property and equipment:

December 31, 2009	Cost	Accumulated depreciation and amortization	Net book value
Computer hardware	$ 1,148,951	$ 1,043,676	$ 105,275
Computer software	522,055	482,664	39,391
Furniture and fixtures	239,707	181,602	58,105
Leasehold improvements	36,060	20,705	15,355
	$ 1,946,773	$ 1,728,647	$ 218,126

December 31, 2008	Cost	Accumulated depreciation and amortization	Net book value
Computer hardware	$ 1,128,638	$ 1,002,911	$ 125,727
Computer software	511,618	468,018	43,600
Furniture and fixtures	232,036	168,035	64,001
Leasehold improvements	36,060	14,124	21,936
	$ 1,908,352	$ 1,653,088	$ 255,264

Depreciation expense for the year ended December 31, 2009 amounted to $75,559 (2008 - $154,881).

3.

Accrued liabilities:

	2009	2008
Compensation	$ 54,692	$ 350,882
Professional fees	140,362	103,528
Miscellaneous	101,201	57,551
	$ 296,255	$ 511,961

4.

Share capital, warrants and common share purchase options:

There are an unlimited number of authorized common shares with no par value.

The following details the changes in issued and outstanding shares, compensation options and warrants:

	Compensation options and warrants (1)		Common shares
	Number	Amount	Number	Amount
Balance December 31, 2006	10,044,047	$ 3,291,832	33,413,005	$ 58,414,036
Professional services (a)	80,000	16,432	511,250	368,358
Board compensation (b)	–	–	375,000	280,750
Warrants cancelled and expired (c)	(888,179)	(1,445,671)	–	–
Employee bonus (d)	–	–	846,708	516,409
Stock options and warrants exercised (e)	(650,000)	(307,140)	1,265,063	825,901
Private placement (g)	–	–	6,756,757	4,965,253
Balance December 31, 2007	8,585,868	$ 1,555,453	43,167,783	$ 65,370,707
Professional services (a)	–	–	75,000	29,499
Board compensation (b)	–	–	322,580	154,516
Warrants cancelled and expired (c)	(6,149,618)	(1,203,968)	–	–
Employee bonus (d)	–	–	780,000	296,400
Stock options, warrants exercised (e)	(2,421,250)	(337,798)	2,421,250	2,111,298
Shares issued (f)	–	–	265,322	137,573
Balance December 31, 2008	15,000	$ 13,687	47,031,935	$ 68,099,993
Professional services (a)	170,000	7,732	–	–
Board compensation (b)	–	–	168,750	102,188
Warrants cancelled and expired (c)	(15,000)	(13,687)	–	–
Stock options, warrants exercised (e)	–	–	635,187	672,871
Shares issued (f)	–	–	500,000	312,000
Balance December 31, 2009	170,000	$ 7,732	48,335,872	$ 69,187,052

(1) These compensation options and warrants exclude the options issued under our share option plan (note 10).

Shares issued for other than cash consideration are valued at their market price at the date of agreement for issuance.

(a)

Professional services:

The following chart summarizes the activity during the year ended December 31, 2007:

	Compensation options and warrants		Common shares
	Number	Amount	Number	Amount
Consulting services (i)	80,000	$ 16,432	80,000	$ 61,545
Consulting services (ii)	–	–	375,000	265,750
Consulting services (iii)	–	–	56,250	41,063
	80,000	$ 16,432	511,250	$ 368,358

(i)

On January 1, 2007, the Company entered into an agreement for public relations services.  In consideration for the services to be rendered in accordance with the agreement, a combination of common shares and common share purchase warrants were issued each quarter.  Of the common share purchase warrants issued, 15,000 are exercisable at $1.50 and vested on March 30, 2007, 18,000 are exercisable at $1.65 and vested on June 30, 2007, 22,000 are exercisable at $1.80 and vested on September 30, 2007 and the remaining 25,000 are exercisable at $2.00 and vested on December 31, 2007.  These common share purchase warrants expired unexercised on December 31, 2008.

(ii)

On April 2, 2007, Albert Wahbe entered into a consulting agreement to serve as Chief Executive Officer until at least June 30, 2008.  Compensation under this agreement includes 25,000 common shares per month.  Share compensation for 2007 was $168,250 representing the issuance of 225,000 common shares.  Under the same agreement, Mr. Wahbe is entitled a bonus of up to an additional 200,000 common shares of the Company annually, based on meeting targets established by the Board of Directors.  In December 2007 Mr. Wahbe received a bonus of 150,000 common shares valued at $97,500.

(iii)

On April 15, 2007, James Wigdale entered into a consulting agreement to provide services in a sales capacity.  Compensation under this agreement is $15,000 per month as well as participating in sales commissions based on revenues.  In the first three months of his consulting agreement, in lieu of cash, Mr. Wigdale accepted 56,250 common shares.

Under the April 2, 2007 agreement, Albert Wahbe received 75,000 shares valued at $29,499 on the Company’s common share price on the date of issuance.  This agreement was replaced by the employment agreement dated April 2, 2008.

On September 15, 2009 the Company entered into an agreement for financial public relation services.  In consideration for the services to be rendered in accordance with the agreement, a warrant to purchase up to 70,000 common shares at $1.00 was issued with equal vesting quarterly for one year.  Furthermore, a warrant to purchase up to 100,000 common shares at $1.00 was issued with vesting dependent upon achieving certain performance criteria.  These warrants all expire on March 14, 2012.  The performance warrants are fair valued each reporting period until performance is complete.

(a)

On August 2, 2007, October 3, 2007, November 4, 2008, September 30, 2009 and December 31, 2009 the Company issued common shares to each non-management board member in lieu of cash compensation.

(b)

The value of warrants that have vested prior to the cancellation or expiration date are reclassified to contributed surplus.

(c)

During 2007 and 2008 common shares were issued to employees in lieu of cash bonuses.

(d)

During 2007, 2008, and 2009 the Company granted options to certain employees, officers and directors under a share option plan (note 10), enabling them to purchase common shares of the Company.  During 2008, Mr. Wahbe exercised 2,300,000 warrants having fair value of $291,041 into common shares for gross proceeds of $1,725,000.  During 2008 one employee and two consultants exercised 121,250 warrants having a fair value of $46,757 into common shares for gross proceeds of $48,500.  During 2009, 13 employees exercised 635,187 options into common shares for gross proceeds of $254,075.

(e)

On April 2, 2008, Mr. Wahbe entered into a three year employment agreement to continue to serve as Chief Executive Officer.  The Company has the option of paying Mr. Wahbe compensation through the issuance of up to 300,000 common shares annually.  Share compensation during 2008 under this agreement was $122,250 representing the issuance of 225,000 shares.  The share compensation is based on the Company’s common share price on or about the last day of the quarter.  Share compensation during the 2009 under this agreement was $312,000 representing the issuance of 500,000 common shares, of which 200,000 common shares were issued subsequent to year end.  The share compensation is based on the Company’s common share price on or about the last day of the quarter, refer to note 11.

(f)

On August 31, 2007, the Company completed a private placement with Hospital Service Association of Northeastern Pennsylvania (“HSA”) of 6,756,757 common shares at $0.74 per common share, for gross proceeds of $5,000,000.  The related share agreement provides HSA with a number of put rights that would require the Company to repurchase all or a portion of its shares.  These rights include (i) change of control put right whereby HSA has the right, at its option, to require the Company to repurchase the shares at a price of $0.74 per share, if upon a change of control event, the consideration offered is less than $0.74 per share; (ii) in certain circumstances, upon termination by the Company of the Agreement between the Company and AllOne; (iii) restrictions on the issuance of any class of shares of the Company with rights or preferences superior to the common shares issued to the purchaser; and (iv) termination in the event of a breach by the Company of any material covenants contained in the share purchase agreement.  The common shares subject to the put right have been classified as an equity award as the put rights do not give rise to a contractual obligation to deliver cash under conditions that are potentially unfavourable to the Company.

1.

Basic and diluted earnings (loss) per share:

Basic earnings per share have been calculated by dividing net income for the period by the weighted average number of shares outstanding during each period.  Diluted earnings per share has been calculated by dividing net income for the period by the weighted average number of shares and potentially dilutive shares outstanding during the period. In computing diluted earnings per share, the treasury stock method is used to determine the number of shares assumed to be purchased from the conversion of shares equivalents or the proceeds of option exercises.  For periods with a net loss, common shares issuable upon the exercise of options and warrants that could dilute basic loss per share in the future were not included in the computation of diluted loss per share because to do so would have been anti-dilutive.

The following table sets forth the computation of basic and diluted net income (loss) per share:

	2009	2008	2007
Numerator:
Net income (loss) available to common shareholders	$1,910,799	$(1,949,333)	$(3,432,971)

Denominator:
Weighted average shares: basic	47,191,669	44,454,008	36,872,086
Effect of outstanding stock options and warrants	103,846	–	–
Weighted average shares: fully diluted	47,295,515	44,454,008	36,872,086

Net income (loss) per share: basic	0.04	(0.04)	(0.09)
Net income (loss) per share: fully diluted	0.04	(0.04)	(0.09)

2.

Income taxes:

Total income tax expense varies from the amounts that would be computed by applying the statutory rate to income before taxes for the following reasons:

	2009	2008
Statutory income tax rate	33%	33.5%
Income tax expense (recovery) on income (loss) before income taxes	$630,564	$ (653,027)
Increase (decrease) in income taxes) resulting from:
Taxable capital gain on expiry of warrants	1,985	171,974
Capital loss carryforwards previously not recognized	(1,985)	(171,974)
Change in tax rate, foreign exchange rate	1,838,000	–
Permanent differences	312,019	472,430
	2,780,583	(180,597)
Change in valuation allowance	(2,780,583)	180,597
	$ –	$ –

The tax effects of significant temporary differences representing future tax assets are as follows:

Future tax assets:	2009	2008
Operating loss carryforwards	$4,964,376	$8,582,477
Capital loss carryforwards	221,459	260,978
Share issue costs	5,213	27,605
Research and development costs	3,439,806	3,616,951
Deferred revenue	–	749,167
Capital assets, accounting basis less than tax basis	5,251,014	3,425,273
	$13,881,868	16,662,451
Valuation allowance	(13,881,868)	(16,662,451)
Net future tax assets	$ –	$ –

The net valuation allowance decrease of $2,780,583 (2008 - $427,424) is comprised of a increase of $2,780,583 (2008 - $180,597) in the current year statutory rate reconciliation offset by a decrease related to the expiry of operating loss carryforwards in the amount of $nil (2008 - $608,021).

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized.  The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.  Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment.

At December 31, 2009, the Company has non-capital losses available for carryforward for Canadian income tax purposes amounting to $14,259,000.  These losses expire in the following fiscal years:

2010	3,909,000
2014	3,118,000
2015	3,984,000
2026	1,986,000
2027	1,262,000
$ 14,259,000

The Company also has non-capital losses available for carryforward for United States income tax purposes amounting to $3,589,000 expiring between 2018 and 2029.

3.

Segmented information:

The Company operates in a single reportable operating segment.  This segment derives its revenue from the sale of secured wireless and identity management solutions and related products and services.  As at December 31, 2009, 100% (2008 - 100%, 2007 - 100%) of the property and equipment were located in Canada.

A summary of sales to major customers that exceeded 10% of total sales and the approximate amount due from these customers during each of the years ended December 31, 2009 are as follows:

		Sales		Accounts Receivable
	2009	2008	2007	2009	2008
Customer 1	82%	47%	22%	25,577	–
Customer 2	15%	30%	19%	79,140	–
Customer 3	–	18%	46%	–	–

Revenue is attributable to geographic location based on the location of the customer during each of the years in the three-year period ended December 31, 2008 are as follows:

Sales:	2009	2008	2007
United States	$ 7,860,163	$ 4,438,736	$ 4,157,869
Canada	–	40,204	65,412
Asia	111,266	135,500	129,702
Other	1,500	350	184,000
	$ 7,972,929	$ 4,614,790	$ 4,536,983

During each of the years in the three-year period ended December 31, 2009 revenue is attributable as follows:

Sales:	2009	2008	2007
Consulting services	$ 535,095	$ 1,307,773	$ 1,579,248
Licensing	7,437,834	3,307,017	2,957,735
	$ 7,972,929	$ 4,614,790	$ 4,536,983

4.

Commitments and contingencies:

(a)

During fiscal 2000, the Company and its wholly owned Barbados subsidiary, The Instant Publisher Ltd., were sued by a company that alleged that the Company breached a dealer agreement entered into in 1995 by the Company’s former printing business. During 2007, the parties entered into a settlement and release whereby the Company agreed to pay the plaintiff $625,000 as full and complete settlement in the matter, including a court order dismissing the case.  The $625,000 was recorded in general and administrative expenses (2007 - $410,000, 2006 - $215,000).

(b)

Lease commitments:

Total future minimum lease payments including operating costs are as follows:

2010	226,348
2011	225,888
2012	74,837
$ 527,073

Rental expense was $211,768 for the year ended December 31, 2009 (2008 - $223,932, 2007 - $209,569).

5.

Share option plan:

The Company grants options to certain employees, officers, directors and consultants under a share option plan (the “Plan”), enabling them to purchase common shares of the Company.  The exercise price of an option under the Plan may not be less than the current market price of common shares on the day immediately proceeding the day the share option was granted.  The Plan provides that the number of common shares reserved for issuance under the Plan shall not exceed 7,864,813 common shares (being 9,558,476 options reserved for issuance less 1,693,663 exercised to date).  As at December 31, 2009, the number of common shares reserved for future issues of stock options amounts to 2,227,150.

Assumptions used when valuing the options and warrants at their date of grant using the Black-Scholes option pricing model include: risk-free interest rate of 2.68% (2008 – 3.85%, 2007 – 4%), weighted average expected life of five years, expected dividend yield of 0% and average volatility of 77% (2008 – 89%, 2007 – 117%).

The following table summarizes information about stock options outstanding at December 31, 2009:

Options outstanding				Options vested
Range of exercise price	Number outstanding	Weighted average remaining contractual life – years	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.36 – $0.49	1,278,486	2.55	$ 0.46	1,127,236	$ 0.46
$0.50 – $0.60	2,861,428	3.28	0.57	2,121,428	0.57
$0.61 – $1.01	1,497,749	2.51	0.81	1,206,916	0.82
	5,637,663	2.91	$ 0.61	4,455,580	$ 0.61

Changes for the employee stock option plan during the years ended December 31 are as follows:

	Year ended 2009		Year ended 2008
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Options outstanding, beginning of year	6,483,850	$ 0.61	3,352,850	$ 0.83
Options granted	196,500	0.45	4,770,000	0.56
Options exercised	(635,187)	0.45	–	–
Options forfeited	(407,500)	0.84	(1,639,000)	0.85
Options outstanding, end of year	5,637,663	0.61	6,483,850	0.61
Options exercisable, end of year	4,455,580	0.61	2,981,881	0.60
Weighted average fair value of options granted during the year		$ 0.32		$ 0.45

The following table summarizes information about warrants outstanding at December 31, 2009:

Range of exercise price	Warrants outstanding	Weighted average remaining contractual life – years
$1.00	170,000	2.20
	170,000	2.20

During the year ended December 31, 2009, the Company recorded stock-based compensation expense of $1,195,570 (2008 - $1,389,323; 2007 - $1,542,742) related to common shares, stock options and warrants granted to employees, officers, directors and consultants.

6.

Related party transactions:

In April 2008, Mr. Wahbe entered into a three year employment agreement to continue to serve as Chief Executive Officer, renewable for a further one year period at the discretion of the Board of Directors.  Mr. Wahbe’s compensation currently consists of salary of up to Cdn$450,000 and is payable through the issuance of up to 300,000 Diversinet common shares annually and bonus of up to Cdn$300,000 and is payable through the issuance of up to 200,000 Diversinet common shares annually as determined by Diversinet’s Board of Directors.  Mr. Wahbe is also entitled to reimbursement of up to Cdn$6,000 per month in expenses.  Furthermore in April 2008, Mr. Wahbe received options to purchase 1,500,000 common shares at $0.55 per share, vesting annually in arrears over a four year period.  During the first quarter of 2008 Mr. Wahbe received 50,000 options.  During 2009 Mr. Wahbe received 500,000 common shares (of which 200,000 common shares were issued subsequent to year end) and Cdn$72,000 in compensation as CEO.  During 2008 Mr. Wahbe received 500,000 common shares and Cdn$72,000 in compensation as CEO.  On June 30, 2008 Mr. Wahbe exercised 2,300,000 share purchase warrants at $0.75 per share for gross proceeds of $1,725,000.  A further 2,300,000 share purchase warrants at $0.90 expired unexercised.  As of December 31, 2009, Albert Wahbe owns 8,175,000 common shares and 1,600,000 options, representing approximately 19.7% of the issued and outstanding common shares of the Company, assuming the exercise of such options.

As at December 31, 2009, HSA owns 6,956,152 common shares representing approximately 14.5% of the issued and outstanding common shares of the Company.  The Company has commercial transactions with subsidiaries of HSA as disclosed in note 1 to these financial statements.

7.

Capital risk management:

The Company manages its capital to maintain its ability to continue as a going concern.  The capital structure of the Company consists of cash and cash equivalents and equity comprising of issued capital, contributed surplus, share purchase warrants and deficit.  The Company manages its capital structure and makes adjustments to it in light of economic conditions.  The Company’s primary objective with respect to its capital management is to ensure it has sufficient cash resources to pursue its commercialization efforts and maintain its ongoing operations.  The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues, or by undertaking other activities as deemed appropriate under the specific circumstances.  The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2009.

8.

Financial risk management:

a) Overview:  The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.  The Audit Committee reviews the Company’s risk management policies on an annual basis.  The finance department identifies and evaluates financial risks and is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

b) Credit risk:  Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises from the Company’s accounts receivables and cash and cash equivalents.  The carrying amount of financial assets represents the maximum credit exposure.  Our customer base is limited to a few large health service enterprises, financial institutions and security providers.  As a result, we often maintain individually significant receivable balances due from them.  The majority of the Company’s customers are located in the United States with the remaining located in Canada and Asia.  At December 31, 2009 the accounts receivable balance was $79,717 (2008 - $nil).

The Company invests its excess cash with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations and future planned capital expenditures and with the secondary objective of maximizing the overall yield of the portfolio.  The Company’s cash is not subject to any external restrictions.  Investments must be rated at least investment grade by recognized rating agencies.  Given these high credit ratings, the Company does not expect any counterparties to these investments to fail to meet their obligations.

c) Liquidity risk:  Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.  The Company manages its liquidity risk by continuously monitoring forecast and actual revenues and expenditures and cash flows from operations.  Senior management is also actively involved in the review and approval of planned expenditures.  All of the Company’s financial liabilities have contracted maturities of less than one year.

d) Market risk:  Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its financial instruments.

  (i) Interest rate risk:  Based on management’s knowledge and experience of the financial markets, management does not believe that the Company’s current financial instruments will be affected by interest rate risk.  Interest rate risk is remote as interest rates on the Company’s cash equivalents are fixed with maturity dates of less than 90 days.  A change of 1% in interest rates at December 31, 2009 would not have a significant impact on the Company’s results of operations due to the short term to maturity of the investments held.

  (ii) Currency risk:  The Company operates internationally with the U.S. dollar as its functional currency and therefore is exposed to foreign exchange risk from various currencies, primarily Canadian dollars.  Foreign exchange risk arises from purchase transactions as well as recognized financial assets and liabilities denominated in foreign currencies.  The Company's main objective in managing its foreign exchange risk is to maintain Canadian cash on hand to support Canadian forecasted obligations and cash flows.  To achieve this objective the Company monitors forecasted cash flows in foreign currencies and attempts to mitigate the risk by modifying the nature of cash and cash equivalents held.  During the fiscal 2009 and 2008 the Company maintained a portion of its cash resources in both U.S. and Canadian dollar cash and cash equivalents.  The Company does not have any foreign currency derivative instruments outstanding at December 31, 2009.

Balances in foreign currencies at December 31, 2009 are as follows:	Canadian Dollars
Cash and cash equivalents	$7,254,057
Accounts payable and accrued liabilities	$418,983

Fluctuations in the Canadian dollar exchange rate could have a potentially significant impact on the Company's results from operations. However, they would not impair or enhance the ability of the Company to pay its foreign currency-denominated expenses as such items would be similarly affected.

e) Fair value of financial instruments:  For cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities carrying amounts approximate fair value due to the relatively short periods to maturity of these financial instruments.  Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.  The Company’s fair values of financial instruments that are carried at fair value on the consolidated balance sheets are at the quoted market price which is categorized as Level 1 in the fair value hierarchy.  There were no financial instruments categorized in Level 2 or 3 (valuation technique using observable market inputs or valuation technique using non-observable market inputs) as at December 31, 2009.

9.

Reconciliation of Canadian and United States generally accepted accounting principles (“GAAP”):

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.  Material differences between Canadian and United States generally accepted accounting principles are described below.

	2009	2008	2007
Share capital:
Canadian GAAP	$69,187,052	$68,099,993	$65,370,707
Elimination of reduction of share capital (a)	30,089,054	30,089,054	30,089,054
Reclassification of shares as redeemable preferred stock (b)	(4,965,253)	(4,965,253)	(4,965,253)
U.S. GAAP	$94,310,853	$93,223,794	$90,494,508
Deficit:
Canadian GAAP	$(63,217,209)	$(65,128,008)	$(63,178,675)
Elimination of reduction of share capital (a)	(30,089,054)	(30,089,054)	(30,089,054)
Compensation expense (c)	(991,696)	(991,696)	(991,696)
Compensation expense (c)	1,016,799	1,016,799	1,016,799
U.S. GAAP	$(93,281,160)	$(95,191,959)	$(93,242,626)
Consolidated statements of loss:
Gain (loss) under Canadian GAAP	$1,910,799	$(1,949,333)	$(3,432,971)
Gain (loss) under U.S. GAAP	$1,910,799	$(1,949,333)	$(3,432,971)
Basic and diluted gain (loss) per share under U.S. GAAP	$0.04	$(0.04)	$(0.09)
Comprehensive gain (loss) under U.S. GAAP	$1,910,799	$(1,949,333)	$(3,432,971)

(a)

Share capital and deficit:

On March 1, 1999, the shareholders approved a resolution to reduce the stated capital of the Company by $30,089,054 to eliminate the deficit as at October 31, 1999.  Under Canadian GAAP, a reduction of the carrying amount of share capital of outstanding common shares is allowed with a corresponding offset to deficit.  This reclassification, which the Company made in 2000 to eliminate the deficit that existed at October 31, 1999, did not meet the criteria specified by U.S. GAAP and results in an increase to share capital with a corresponding increase in deficit of $30,089,054.

(b)

Reclassification of shares:

The August 31, 2007 private placement of 6,756,757 common shares at $0.74 per common share for gross proceeds of $5,000,000 included a change of control put right whereby the holder has the right, at its option to require the Company to repurchase the shares at a price of $0.74 per share, if upon a change of control event, the consideration offered is less than $0.74 per share.  SEC Regulation 210.5-02 requires the Company to classify the shares as redeemable preferred stock (or temporary equity) as the shares are redeemable at the option of the holder and the conditions for redemption are not solely within the control of the Company.  As at December 31, 2009 the redemption value of the shares is equal to the value the Company would have to pay to the holder to redeem the shares is $0.74 per share.

(c)

Compensation expense:

Effective January 1, 2006, the Company is required to apply the provisions of ASC 718, which requires all share based payments to be recognized in the financial statements based on their fair values using either a modified – prospective or modified – retrospective transition method.  The Company has adopted this standard using the modified - prospective method and, therefore recognizes share-based compensation for any new share-based awards and awards modified, repurchased or cancelled after the required effective date, January 1, 2006.  Under ASC 718, the company is required to determine the grant date fair value of the stock-based awards grated to employees. The company is continuing to use the Black-Scholes option pricing model to value these options.  The related grant date fair value is subsequently recognized as stock-based compensation expense over the requisite service period.  As a result, stock-based compensation expense recognized under U.S. GAAP after December 31, 2005 equals the amount recognized under Canadian GAAP when the fair value method has been applied since 2003.  Previously, the Company adjusted compensation cost for actual forfeitures at the time forfeitures occurred.  ASC 718 requires the Company to estimate forfeitures as part of the initial measure of the grant date fair value of the award.  The cumulative effect of the change in accounting policy for the adjustment related to the forfeitures for the prior periods is not material at January 1, 2006.

(d)

U.S. GAAP referenced literature:

On July 1, 2009 the FASB released Statement 168 “The FASB Accounting Standards Codification and the Hierarchy of Generally Accounting Principles-a replacement of FASB Statement No. 162”.  The Codification brings together in one place all authoritative U.S. GAAP previously in levels A through D of the U.S. GAAP hierarchy that has been issued by a standard setter, for example, FASB Statements, FASB Interpretations, EITF Abstracts, FASB Staff Positions, and AICPA Accounting and Auditing Guides.  Nonauthoritative GAAP includes certain items previously in the U.S. GAAP hierarchy’s Level D (for example, prevalent industry practice) and other accounting guidance, such as textbooks and articles.

The Codification is the exclusive authoritative reference for nongovernmental U.S. GAAP for use in financial statements issued for interim and annual periods ending after September 15, 2009, except for SEC rules and interpretive releases, which are also authoritative U.S. GAAP for SEC registrants.  The contents of the Codification will carry the same level of authority, eliminating the four-level GAAP hierarchy previously set forth in Statement 162, The Hierarchy of Generally Accepted Accounting Principles, which has been superseded by Statement 168.  All other non-grandfathered, non-SEC accounting literature not included in the Codification will become nonauthoritative.

The Company has adopted FASB 168 effective for the period ending September 30, 2009.  As a result of adopting FASB 168, all references to U.S. GAAP will be made using the new Codification references.  As the Codification does not change existing U.S.GAAP for public companies, the adoption of this standard will have no impact on the Company’s accounting policies or future operating results.

(e)

Changes in accounting policies not yet adopted:

Software Revenue Recognition:  In 2009, FASB EITF Consensus in Update 2009-14 made amendments to Software (Codification Topic 985): Certain Revenue Arrangements That Include Software Elements.  This changes the accounting model for revenue arrangements that include both tangible products and software elements.  Affected vendors are expected to recognize revenue earlier than under previous guidance (SOP 97-2) which often resulted in deferred revenue recognition due to the absence of vendor specific objective evidence (VSOE) to separate an arrangement’s elements.  This amendment is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010.  Early adoption is permitted.  A vendor may elect to apply the amendment retrospectively to all prior periods.  The Company is currently assessing the impact of this new standard on its consolidated financial statements.

1.

Subsequent events:

On January 20, 2010, AllOne and AHG commenced a legal proceeding in Pennsylvania seeking the termination of the License and Revenue Share Agreement, dated as of September 2, 2008, between the Company and each of them (the “Agreement”) upon payment to the Company of $3,000,000.  The Company believes that the amounts due under the Agreement, if terminated at this time, are substantially greater than AllOne and AHG’s claim.  In addition, and despite AllOne’s contractual obligation to pay minimum quarterly amounts of $1.75 million during 2010 under the Agreement, on March 1, 2010 AllOne failed to pay the quarterly minimum commitment due to the Company at that time.  The Company has removed the legal proceedings to the Federal U.S. District Court located in Pennsylvania, where at it has asserted, or are intending to assert, various counterclaims for declaratory judgment, monetary damages and equitable relief.  AllOne represented 82% of our 2009 revenues.  Should AllOne and AHG be successful in the proceedings, the Company will no longer receive the annual minimum revenues under the Agreement.

Executive Officers

Albert Wahbe, Chairman & Chief Executive Officer has served as a Director and Chairman since July 2006 and CEO since April 2007.  Mr. Wahbe was previously Executive Vice President and Group Head, Global Transaction Banking at Scotiabank, where he led the evolution of e-commerce and e-banking to provide Global Business solutions.  Mr. Wahbe was also CEO of e-Scotia, where he developed Scotiabank’s Internet banking, e-commerce, wireless, telephone banking and smart card technologies for consumers.  Prior to Scotiabank, Mr. Wahbe held senior management positions in marketing and technology operations at I.B.M. Canada.  Mr. Wahbe graduated from the Harvard University Graduate School of Business in 1998, completing the Advanced Management Program and International Senior Management Program.

David Hackett, Chief Financial Officer and Corporate Secretary

David Hackett joined Diversinet in 2002 having been the Chief Financial Officer and Corporate Secretary of Aucxis Corp.  Prior to that Mr. Hackett was Chief Financial Officer, Director and Corporate Secretary of EveryWare Development Inc.  Mr. Hackett was instrumental in raising numerous financing rounds and acquisitions, including the eventual sale of EveryWare to Pervasive Software Inc.  Mr. Hackett began his professional career at as a Chartered Accountant at Ernst & Young.  He also holds a MBA from the Richard Ivey School of Business at The University of Western Ontario and a Bachelor of Arts (Honours) degree in Economics from Queen's University.

Board of Directors

Albert Wahbe has served as Diversinet’s Chief Executive Officer since April 2007.

Ravi Chiruvolu has served as a Director since July 2006.  Mr. Chiruvolu is a Senior Managing Director and CEO of Financial Companies for the Noribachi Group, a cleantech focused private equity firm.  Prior to this, Mr. Chiruvolu was a MD of SKC Capital, a Managing General Partner of Charter Ventures, and a General Partner at Alta Partners.  Mr. Chiruvolu also held management positions at Motorola, NASA, Ameritech, and Peapod.  He is a retired First Lieutenant in the US Army.  He holds a MBA from the Harvard Business School and a Bachelors and Masters in Mechanical Engineering from MIT.

Gregory Milavsky has served as a Director since April 2007. Mr. Milavsky has over 20 years of corporate finance, investment banking and private equity experience in Toronto, London, New York and Tokyo.  He was Associate Director of Corporate Finance with CIBC Limited, Investment Banker with James D. Wolfensohn Incorporated, Senior Vice President and Director with Rothschild Canada, Chief Executive of Rothschild Quantico Capital, Managing Director and Group Head of Scotiabank Private Equity Investments and is currently Senior Advisor of Canterbury Park Capital.  He holds an MBA with distinction from the Harvard Graduate School of Business Administration and a bachelor of applied science degree in civil engineering from the University of Toronto.

Philippe Tardif has served as a Director since March 2007.  Mr. Tardif is a partner at the law firm Borden Ladner Gervais LLP and specializes in securities law and capital markets transactions.  He also advises on corporate governance matters and acts as advisor to special committees and boards of directors.  A past member of the Securities Advisory Committee to the Ontario Securities Commission and a member of the Securities Law Subcommittee of the Ontario Bar Association, Mr. Tardif was called to the Ontario Bar in 1987.

James ('Jay') B. Wigdale has served as a Director since January, 2005.  Mr. Wigdale founded Lakefront Partners, LLC, a money-management firm, in 1998 and is the firm's Chief Investment Officer.  Prior to founding Lakefront, he was senior VP of Institutional Sales and Regional Manager for Robert W. Baird & Co. Mr. Wigdale was also the VP of Corporate Banking from 1984 to 1990 at Barnett Bank, Inc. (now Bank of America).  He holds a Bachelor of Science (Marketing) degree from Miami University of Ohio.

Diversinet Corp. 2235 Sheppard Avenue East Suite 1700 Toronto, Ontario Canada M2J 5B5 Tel: (416) 756-2324 Fax: (416) 756-7346 www.diversinet.com	Transfer Agent: Computershare Investor Services Inc. 100 University Avenue Toronto, Ontario Canada M5J 2Y1 Tel: 1-800-564-6253 www.computershare.com	Auditors: KPMG, LLP Chartered Accountants Yonge Corporate Centre 4100 Yonge Street Suite 200 Toronto, Ontario Canada M2P 2H3 Tel: (416) 228-7000	Traded on: TSX Venture Exchange OTC Bulletin Board Symbols: DIV (TSXV) DVNTF (OTC BB)

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF DIVERSINET CORP.

FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON

June 24, 2010

PROXY

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF DIVERSINET CORP. (the "Company")

TO BE HELD AT 2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario ON Thursday June 24, 2010, AT 3:00 PM

Appointment of Proxyholder

I/We being holder(s) of the Company hereby appoint: Albert Wahbe, Chief Executive Officer of the Company, or failing this person, David Hackett, Chief Financial Officer of the Company, or in the place of the foregoing, ______________________________ as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Shareholders of Diversinet Corp.  to be held at 2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario on Thursday June 24, 2010, at the hour of 3:00 o’clock in the afternoon (Toronto time) and any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

		For	Withhold
1.	To elect as Directors, Ravi Chiruvolu; Greg Milavsky; Philippe Tardif; Albert Wahbe; and James Wigdale
		For	Withhold
2.	To appoint KPMG LLC as Auditors of the Company and authorize the Directors to fix their remuneration
		For	Against
3.	Special resolution: To consider and, if deemed advisable, approve the issuance of up to 500,000 common shares to Albert Wahbe, the Corporation’s CEO and Chairman.
		For	Against
4.	Special resolution: To consider and, if deemed advisable, approve the issuance common shares in aggregate) as compensation.

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above.  I/We hereby revoke any proxy previously given in respect to the Meeting.  If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

Date

Interim Financial Statements	Annual Report

Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.

Mark this box if you would like to receive the Annual Report and accompanying Management’s Discussion and Analysis by mail.

If you are not mailing back your proxy, you may register online to reveive the above financial report(s) by mail at www.computershare.com/mailinglist.

Form of Proxy - Annual and Special General Meeting of Shareholders to be held on June 24, 2010

This Form of Proxy is solicited by and on behalf of Management.

Notes to Proxy

1.

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.

This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.

If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.

This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.

This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 3:00 pm, Eastern Time, on June 22, 2010.